Exhibit 99.2

AMENDED AND RESTATED
PRECIOUS METALS PURCHASE AGREEMENT

BETWEEN

SILVER WHEATON (CAYMANS) LTD.

— AND —

HUDBAY (BVI) INC.

— AND —

HUDBAY MINERALS INC.

Dated November 4, 2013

i

ARTICLE 7 COVENANTS		42
7.1	Conduct of Operations	42
7.2	Processing/Commingling	43
7.3	Preservation of Corporate Existence	43
7.4	Adverse Impact to Payable Silver and Payable Gold	44
7.5	Owner of Project Assets	44
7.6	Insurance	44
7.7	Transfers and Change of Control	45
7.8	Encumbrances	48
7.9	Offtake Agreements	49
7.10	Right of First Refusal	50

ARTICLE 8 SECURITY		51
8.1	Security	51
8.2	Parent Company Guarantee	53
8.3	Inter Creditor Agreement	56

ARTICLE 9 REPRESENTATIONS AND WARRANTIES		57
9.1	Representations and Warranties of Parent Company and the Supplier	57
9.2	Representations and Warranties of Silver Wheaton	57
9.3	Survival of Representations and Warranties	58
9.4	Knowledge	58

ARTICLE 10 POLITICAL RISK CONTROL EVENT		58
10.1	Political Risk Control Event	58
10.2	Sharing of Compensation	59

ARTICLE 11 DEFAULTS AND DISPUTES		59
11.1	Supplier Events of Default	59
11.2	Silver Wheaton Remedies	60
11.3	Exceptions	60
11.4	SW Events of Default	61
11.5	Supplier Remedies	61
11.6	Indemnity	61
11.7	Disputed Reports	62
11.8	Disputes	62
11.9	Stage 2 Process Disputes	63

ARTICLE 12 ADDITIONAL PAYMENT TERMS		63
12.1	Payments	63
12.2	Taxes	63
12.3	New Tax Laws	64
12.4	Interest	64
12.5	Set Off	64

ARTICLE 13 GENERAL		65
13.1	Further Assurances	65
13.2	No Joint Venture	65
13.3	Governing Law	65
13.4	Time	65
13.5	Costs and Expenses	65
13.6	Survival	65
13.7	Invalidity	65
13.8	Notices	66
13.9	Press Releases	67

ii

13.10	Amendments	67
13.11	Beneficiaries	67
13.12	Entire Agreement	67
13.13	Waivers	68
13.14	Assignment	68
13.15	Unenforceability	68
13.16	Counterparts	68

iii

THIS AMENDED AND RESTATED PRECIOUS METALS PURCHASE AGREEMENT dated as of November 4, 2013

BETWEEN:

SILVER WHEATON (CAYMANS) LTD., a company existing under the laws of the Cayman Islands

(“Silver Wheaton”)

- and -

HUDBAY (BVI) INC., a company existing under the laws of the British Virgin Islands

(the “Supplier”)

- and -

HUDBAY MINERALS, INC., a company existing under the federal laws of Canada

(“Parent Company”)

WITNESSES THAT:

WHEREAS the Parties entered into a silver purchase agreement dated as of August 8, 2012 (the “Original Agreement”), pursuant to which the Supplier agreed to sell to Silver Wheaton, and Silver Wheaton agreed to purchase from the Supplier, an amount of Refined Silver (as hereinafter defined) equal to the Payable Silver (as hereinafter defined) subject to and in accordance with the terms and conditions of the Original Agreement;

AND WHEREAS the conditions precedent related to the First Deposit Payment (as hereinafter defined) and the Second Deposit Payment (as hereinafter defined) under the Original Agreement were satisfied by the Supplier and Silver Wheaton paid to the Supplier the First Deposit Payment and the Second Deposit Payment, all in accordance with the provisions of Sections 3.3, 3.4, 3.6 and 3.7 of the Original Agreement;

AND WHEREAS following the execution and delivery of the Original Agreement, the Parties executed (i) a side letter agreement dated January 11, 2013, and (ii) a side letter agreement dated March 14, 2013 (collectively, the “Side Letter Agreements”), pursuant to which the Parties agreed on certain exclusions, waivers and other agreements relating to their covenants set out in the Original Agreement;

AND WHEREAS the Parties wish to amend and restate the Original Agreement in order to provide that (i) by entering into this Amended and Restated Precious Metals Purchase Agreement, the Supplier agrees to sell to Silver Wheaton, and Silver Wheaton agrees to purchase from the Supplier, an amount of Refined Silver equal to the Payable Silver and an amount of Refined Gold equal to the Payable Gold, subject to and in accordance with the terms and conditions of this Agreement, and (ii) reflect the agreements of the Parties in accordance with the Side Letter Agreements;

AND WHEREAS the Supplier is a wholly-owned subsidiary of Parent Company;

AND WHEREAS Parent Company has agreed to guarantee the payment and performance of certain of the covenants and obligations of the Supplier under this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties (as defined below) hereto, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1          Definitions

In this Agreement:

“2010 Credit Facilities” means Parent Company’s credit facility with the lenders party thereto from time to time and The Bank of Nova Scotia, as administrative agent, dated as of November 3, 2010, as amended, amended and restated or otherwise modified from time to time.

“Actual Silver Production” means, for any period, the number of ounces of Produced Silver in doré or concentrate that (i) is produced through the Mineral Processing Facility during such period, and (ii) is from ore mined, produced, extracted or otherwise recovered from the Mining Properties.

“Adverse Impact” means any effect, event, occurrence, amendment or other change that is reasonably likely to:

(i)            result in a Supplier Event of Default;

(ii)           cause any significant decrease to or delay in the expected silver or gold production from the Mining Properties or otherwise decrease or delay the expected Payable Silver or Payable Gold in any significant respect; or

(iii)          materially limit, restrict or impair the ability of the Supplier or Parent Company to perform their respective obligations under this Agreement.

“Affected Properties” means that portion of the Mining Properties to which a Political Risk Control Event pertains.

“Agreement” means this Amended and Restated Precious Metals Purchase Agreement and all attached schedules, in each case as the same may be amended, amended and restated or otherwise modified from time to time in accordance with the terms hereof.

“Amended Security Agreements” means the Security Agreements listed in Schedule I hereto, each of which shall be amended and restated as set out in Schedule I prior to the Gold Closing Date.

“Approvals” means all authorizations, licences, permits, concessions, franchises, consents, orders and other approvals required to be obtained from any person, including any federal, state, territorial or local government, agency, department, ministry, authority, tribunal, commission, official, court, stock exchange, or securities commission.

“Arbitration Rules” has the meaning set out in paragraph 1 of Annex I to Schedule H of this Agreement.

“Assignment, Subordination and Postponement of Claims” has the meaning set out in Section 8.1(c).

“Auditor’s Report” means a written report prepared by a national accounting firm in Canada that is independent of Parent Company, the Supplier and Silver Wheaton, is mutually agreeable to the Parties and has experience and expertise in determining the quantity of silver and gold mined, produced, extracted or otherwise recovered from mining projects.

“Books and Records” means the records, data, documentation, scientific and technical information, and other information relating to operations and activities with respect to the Mining Properties and the Mineral Processing Facility, including the progress to Completion and the mining and production of Minerals therefrom and the treatment, processing, milling, concentrating and transportation of Minerals and weight, moisture and assay certificates, and including the books and records contemplated in Section 6.2 and in Schedule K.

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory or bank holiday under the laws of the Province of Ontario, the Cayman Islands or Peru.

“Capacity Related Refund” has the meaning set out in Section 4.3.

“Change of Control” of a person (the “Subject Person”) means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, Transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction: (i) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Subject Person; or (ii) acquires control of the Subject Person; provided that a Change of Control shall not include any transaction that results in: (A) a change in the beneficial share ownership of a person, or acquisition of control of a person, if a majority of that person’s voting shares were listed on a public exchange immediately prior to such transaction and, for greater certainty, shall not include any transaction that results in a change in the beneficial share ownership, or acquisition of control, of a person that directly or indirectly controls the Subject Person, if a majority of that controlling person’s voting shares were listed on a public exchange immediately prior to such transaction, or (B) the Subject Person (if a Hudbay Group Entity) continuing to be, directly or indirectly, wholly-owned by Parent Company or, with respect to the Supplier continuing to be, directly or indirectly, owned by Parent Company and any person party to a minority interest disposition, joint venture or other similar commercial arrangement in accordance with Section 7.7(e).

“Collateral” means the Owner Collateral and the Subsidiary Collateral.

“Commingling Plan” has the meaning set at in Section 7.2.

“Committed Ounces” means 265,000 ounces of Refined Gold (or such lesser amount as may be determined pursuant to this Agreement).

“Community Agreements” means [Redacted — Commercially sensitive information] [Definition redacted].

“Completion” means the achievement of Actual Silver Production equal to or greater than 90% of the Target Silver Production, calculated for any consecutive 90 day period; provided that such event occurs prior to any termination of this Agreement.

“Completion Certificate” has the meaning set out in Section 4.2(b).

“Completion Target Date” means December 31, 2020.

“Compensation” has the meaning set out in Section 10.2.

“Confidential Information” has the meaning set out in Section 6.5(a).

“Constancia Feed Gold” means the total number of ounces of Produced Gold contained in ore or other material that is (i) mined, produced, extracted or otherwise recovered from the Mining Properties other than the Pampacancha Property, and (ii) processed through the Mineral Processing Facility in a calendar month, as determined in accordance with Schedule K.

“Deemed Gold” means with respect to any Unallocated Shipment Tonnage in any Offtaker Delivery, the number of ounces that is the result of the application of the following formula, which formula shall be reapplied until such time as the Unallocated Shipment Tonnage for such Offtaker Delivery is nil:

(i)            the Unallocated Monthly Tonnage for the earliest Monthly Lot that has any Unallocated Monthly Tonnage; subject to a maximum equal to the remaining Unallocated Shipment Tonnage for such Offtaker Delivery (which number of tonnes shall be considered allocated and reduce the Unallocated Monthly Tonnage for such Monthly Lot, and the Unallocated Shipment Tonnage for such Offtaker Delivery upon each application under this formula); provided that if there is any remaining Unallocated Shipment Tonnage but there is no remaining Unallocated Monthly Tonnage, then the Unallocated Shipment Tonnage shall be deemed to be nil;

(ii)           multiplied by the total Monthly Lot Reference Gold deemed to be contained in the Monthly Lot to which such Unallocated Monthly Tonnage applies (for greater certainty, the Monthly Lot Reference Gold deemed to be contained in a Monthly Lot shall not be reduced for any previous allocation of such Monthly Lot Reference Gold pursuant to this subsection); and

(iii)          divided by the total number of tonnes in the Monthly Lot to which such Unallocated Monthly Tonnage applies (and for greater certainty, the total number of tonnes in a Monthly Lot shall not be reduced for any previous allocation of such number of tonnes pursuant to this subsection).

For greater certainty, the Parties agree that the intent of the application of the foregoing formula is as follows:

(x)           to deem the gold content of each tonne of copper concentrate contained in an Offtaker Delivery to be equal to the deemed gold content of each tonne of the earliest produced Monthly Lot that has not already been allocated to a previous Offtaker Delivery, on a first in, first out basis; and

(y)           that at the end of each calendar month, the actual physical inventory of tonnes of copper concentrate containing Produced Gold that has not been the subject of an Offtaker Delivery should equal the total Unallocated Monthly Tonnage for all Monthly Lots prior to the time such physical inventory is conducted.  Despite the foregoing, Section 6.6 and the proviso in item (i) above are intended to address a situation where the actual physical inventory of tonnes of copper concentrate containing Produced Gold that has not been the subject of an Offtaker Delivery does not equal the total Unallocated Monthly Tonnage for all Monthly Lots at the time such physical inventory is conducted.

“Deposit” means collectively the sum of the amounts that have actually been advanced by Silver Wheaton to the Supplier and not returned in accordance with Article 3 and includes, for greater certainty, any and all amounts (or the value of payments in lieu of amounts), advanced by Silver Wheaton as part of the Silver Deposit and the Gold Deposit.

“Design Feed Rate” means [Redacted — Commercially sensitive information] [Definition redacted].

“Development Plan” means a comprehensive plan for the construction, development and acquisition of the Project Assets that, among other things, shall be consistent with the Engineering Documentation in all material respects and sets out in reasonable detail, the construction control capital budget, planned monthly expenditure and level 2 project schedule for achieving Completion and the general source and application of funds intended to achieve Completion, which plan includes (i) the Technical Report titled “National Instrument 43-101, Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, November 6, 2012, and (ii) all construction progress monthly reports received from Ausenco Limited or any other replacement EPCM firm which shall be in form and content substantially similar to the report entitled “Hudbay Peru S.A.C. Constancia Project Monthly Report May 2013” and such other monthly progress reports issued from time to time and after the date hereof, together with any such other documents which, at any given time are necessary to correct or update any material information contained in any such documentation, as such plan may be amended from time to time in accordance with the provisions of Section 4.1.

“Disclosing Party” has the meaning set out in Section 6.5(a).

“Dispute” means any and all claims, controversies, or disputes among the Parties arising out of or relating to the validity, construction, interpretation, meaning, performance, effect or breach of this Agreement or the rights and liabilities arising hereunder, other than a Schedule K Dispute.

“Dispute Notice” has the meaning set out in Section 11.7(a).

“Disputed Report” has the meaning set out in Section 11.7.

“Distribution” means, with respect to the Owner and the Supplier, any payment, directly or indirectly, by the Owner or the Supplier, of any:

(i)            dividend in cash or other property or assets or return of any capital to any of its affiliates;

(ii)           management fee paid or comparable payment to any affiliate of the Owner or the Supplier or to any director or officer of the Owner or the Supplier or affiliate of the Owner or the Supplier, or to any person not dealing at arm’s length with the Owner, the Supplier or affiliate, director or officer; or

(iii)          indebtedness owing by the Owner or the Supplier to an obligor that is an affiliate by way of intercompany debt or otherwise.

“Effective Date” means August 1, 2012.

“EIA” means the Environmental and Social Impact Assessment of the Owner that was approved by the Peruvian Ministry of Energy and Mines on November 24, 2010 by means of Resolution No. 390-2010 MEM-AAM.

“Encumbrances” means all mortgages, charges, assignments by way of security, hypothecs, pledges, security interests, liens and other encumbrances of every nature and kind.

“Engineering Documentation” means the model provided to Silver Wheaton on August 7th, 2012, which model is based on the front end engineering and design work completed by the Owner in respect of the Project Assets, as such model may be amended from time to time in accordance with the provisions of Section 4.1.

“Equipment Financing Facility” means the equipment financing facility for the Constancia mobile fleet provided pursuant to the Joint Undertaking and Guarantee Agreement dated October 18, 2013 among the Parent Company, the Owner, HudBay Peru Inc., Caterpillar Leasing Chile S.A. and Caterpillar Financial SARL, as such agreement may be amended, amended and restated or otherwise modified from time to time.

“Estimated Monthly Lot” has the meaning set out in Section 2.2(g)(i).

“Estimated Monthly Lot Reference Gold” has the meaning set out in Section 2.2(g)(i).

“Excepted Lands Transfer” has the meaning set out in Section 8.1(i).

“Excepted Surface Lands” means the surface lands described in Schedule J.

“Excess Ounces of Refined Gold” has the meaning set out in Section 6.6(b).

“Financing” means any indebtedness for borrowed money of, or lending facility or other financing arrangement in favour of, any Hudbay Group Entity that is secured by all or any part of the Project Assets.

“First Deposit Payment” has the meaning set out in Section 3.2(a)(i).

“Gold Deposit” has the meaning set out in Section 3.1(b).

“Gold Deposit Cash Payment” has the meaning set out in Section 3.2(b)

“Gold Deposit Closing Date” has the meaning set out in Section 3.6.

“Gold Deposit Payment Shares” means that number of SW Shares that is equal to $135,000,000 in value, calculated in the manner set out in Section 3.8(a), to be delivered to the Supplier (or as the Supplier may direct) on the Gold Deposit Closing Date in payment of the Gold Deposit, if Silver Wheaton so elects.

“Gold Deposit Reduction Date” means the date on which the Gold Deposit is reduced to nil in accordance with the formula set out in Section 2.4(b).

“Gold Fixed Price” means:

(i)            during the Initial Term, $400 plus, commencing on the third anniversary of the date on which Completion occurs and upon each anniversary of the date on which Completion occurs thereafter until the expiry of the Initial Term, an increase of one percent per annum (compounded); and

(ii)           for the remainder of the term of this Agreement, $550 plus, commencing on the first anniversary of the date on which Completion occurs after this paragraph (ii) comes into effect and upon each anniversary of the date on which Completion occurs thereafter, an increase of one percent per annum (compounded).

“Gold Market Price” means, with respect to any day, the per ounce gold afternoon (p.m.) fixing price in U.S. dollars quoted by the London Bullion Market Association on such day or the immediately preceding trading day if such day is not a trading day; provided that, if for any reason, the London Bullion Market Association is no longer in operation or the price of gold is not confirmed, acknowledged by or quoted by the London Bullion Market Association on such trading day, the Gold Market Price shall be determined by reference to the price of gold on another commercial exchange mutually acceptable to the Parties, acting reasonably.

“Gold Purchase Price” has the meaning set out in Section 2.4(b).

“Governmental Authority” means any federal, state, provincial, territorial or local government, agency, department, ministry, authority, tribunal, commission, official, court or securities commission.

“Guaranteed Obligations” has the meaning set out in Section 8.2(a).

“Hudbay Group Entity” means the Hudbay PMPA Entities and any of their respective affiliates.

“Hudbay PMPA Entity” means the Supplier, Parent Company, the Owner and any subsidiary of the Supplier, the Owner or Parent Company (now or hereafter incorporated) to which the Mining Properties or the Mineral Processing Facility have been Transferred in accordance with Section 7.7(d).

[Redacted — Commercially sensitive information] [Term redacted].

“Increased Monthly Lots” has the meaning set out in Section 6.6(b).

“including” or “includes” means including without limitation or includes without limitation.

“Initial Term” has the meaning set out in Section 5.1.

“Initial Transfer” has the meaning set out in Section 8.1(i).

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)            proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 90 days of the commencement of such proceedings;

(ii)           a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent (unless vacated), or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)          it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets, unless such assignment or appointment is dismissed within 90 days of commencement of such proceeding;

(iv)          a resolution is passed for the receivership, winding-up or liquidation of it; or

(v)           anything analogous or having a similar effect to an event listed in paragraphs (i) to (iv) above occurs in respect of that person.

“Inter-creditor Agreement” has the meaning set out in Section 8.3(a).

“Interim Monthly Period” has the meaning set out in Section 2.2(g).

“Intermediate Inter-creditor Agreement” has the meaning set out in Section 8.3(c).

“Lender” means any person that provides any Financing, excluding any Hudbay Group Entity.

“Lender Event” means (i) an event of default under any Financing resulting in an acceleration of payment obligations under such Financing or (ii) any action is taken by a person to enforce any Encumbrance (other than an Encumbrance set out in clauses (v) or (vi) of the definition of “Permitted Encumbrances”) in, over or against any of the Collateral or any of the Project Assets, which, if successful, would result in an Adverse Impact or adversely affect in any significant respect any Collateral or Security Agreement.

“Losses” means all claims, demands, proceedings, fines, losses, damages, liabilities, obligations, deficiencies, costs and expenses (including all legal and other professional fees and disbursements, interest, penalties, judgment and amounts paid in settlement of any demand, action, suit, proceeding, assessment, judgment or settlement or compromise).

“Material Contracts” means any contract or agreement entered into by a Hudbay Group Entity that is material to the construction, development or operation of the Project Assets and that would have an Adverse Impact if it was terminated or suspended or any party thereto failed to perform its obligations thereunder.

“Mineral Processing Facility” means any mill or other processing facility owned or operated or both by any Hudbay Group Entity located on or near the Mining Properties, to the extent that such mill or processing facility was built with the primary intention of processing ore from the Mining Properties, and at which Minerals are processed.

“Minerals” means any and all marketable metal bearing material in whatever form or state (including Produced Silver and Produced Gold) that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars.

“Mining Properties” means the mining concessions and other mining rights and interests listed in Schedule A attached hereto, including all buildings, structures, improvements, appurtenances and fixtures that form part of the Owner’s mine project known as Constancia (including, for greater certainty, the Pampacancha Property), whether created privately or through the actions of any Governmental Authority having jurisdiction, and including any extension, renewal, replacement, conversion or substitution of any such mining concessions and other mining rights and interests. The Mining Properties are depicted in the map attached as Schedule B.

“Monthly Lot” means the total number of tonnes of copper concentrate, that (i) is produced in a calendar month through the Mineral Processing Facility, and (ii) is from ore mined, produced, extracted or otherwise recovered from the Mining Properties, as determined in accordance with Schedule K.

“Monthly Lot Reference Gold” means, with respect to any Monthly Lot, 55% of the Constancia Feed Gold for the same calendar month to which such Monthly Lot applies, plus 70% of the Pampacancha Feed Gold for the same calendar month to which such Monthly Lot applies, in each case expressed in ounces.

“Monthly Report” means a written report (which report may use metric or imperial measurements), in relation to any calendar month, detailing:

(i)            the types (e.g. supergene, hypogene, mixed, skarn, leached, high zn), tonnages and head grades of ore mined from the Mining Properties (including a breakdown between Constancia and Pampacancha (hereinafter referred to as “each of the Mining Properties”)) during such calendar month;

(ii)           the types, tonnages and grades of ore processed from each of the Mining Properties during such calendar month;

(iii)          with respect to any Mineral Processing Facility, the types of product produced (i.e., concentrate, doré or other material), tonnages and concentrate grades (copper percentage, gold grams/tonne and silver grams/tonne) during such calendar month and the resulting recoveries, including the calculation for that month, in accordance with Schedule K, of the Monthly Lot, the Constancia Feed Gold, the Pampacancha Feed Gold, the Monthly Lot Reference Gold, the Constancia Throughput, the Pampacancha Throughput, the Estimated Constancia Feed Gold, the Estimated Pampacancha Feed Gold, the Estimated Crusher Feed Grade of each of the Mining Properties, and the Reported Mineral Processing Facility Feed Grade;

(iv)          the number of ounces of silver and gold, and pounds of copper, contained in the product produced (i.e. concentrate, doré or other material) during such calendar month in respect of which the Supplier reasonably expects to receive an Offtaker Payment which would give rise to Payable Silver or Payable Gold;

(v)           the tonnes and copper, silver and gold grade of any product delivered or shipped offsite by Offtaker Delivery during such calendar month in respect of which the Supplier reasonably expects to receive an Offtaker Payment which would give rise to Payable Silver or Payable Gold;

(vi)          the tonnes and copper, silver and gold grade of any product contained in each Offtaker Delivery during such calendar month in respect of which the Supplier received an Offtaker Payment which gave rise to Payable Silver or Payable Gold and the identification of the associated Monthly Lot with respect to Payable Gold;

(vii)         the number of ounces of silver and gold, and pounds of copper, contained in each Offtaker Delivery in respect of which an Offtaker Payment was received during that calendar month which gave rise to Payable Silver or Payable Gold, prior to any Offtaker Charges or payable rates and the identification of the associated Monthly Lot with respect to Payable Gold;

(viii)        the amount of Payable Silver and Payable Gold for that calendar month by Offtaker Delivery and the drawdown of the associated Monthly Lot with respect to Payable Gold;

(ix)          a reconciliation between (vii) and (viii), including details regarding payable rates and provisional percentages;

(x)           a calculation of the outstanding Unallocated Monthly Tonnage by Monthly Lot at the start and end of such month, showing reductions resulting from Offtaker Deliveries during such month;

(xi)          stockpile of saleable product in respect of which the Supplier reasonably expects to receive an Offtaker Payment that is reasonably expected to result in Payable Silver or Payable Gold (tonnage, moisture content and grade) not yet subject to an Offtaker Delivery;

(xii)         the most recent update to the forecast of production of produced Minerals or Payable Silver and Payable Gold to the extent such forecast has been updated by the Supplier or Parent Company from the forecast most recently provided to Silver Wheaton, and the related assumptions as set out in Section 6.1(b)(iii) to the extent also updated, provided that such report is not required to be provided more than once per calendar quarter; and

(xiii)        such other information in respect of Produced Silver and Produced Gold or the determination of Payable Silver and Payable Gold as may be reasonably requested by Silver Wheaton.

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“Offtake Agreement” means any agreement entered into by a Hudbay Group Entity in respect of: (i) the sale of Produced Silver or Produced Gold to a counterparty; or (ii) the smelting, refining or other beneficiation of Produced Silver or Produced Gold by a counterparty for the benefit of a Hudbay Group Entity, as the same may be supplemented, amended, restated or superseded from time to time.

“Offtaker” means (i) any person other than an affiliate of the Supplier that purchases Minerals from a Hudbay Group Entity; or (ii) any person that takes delivery of Minerals for the purpose of smelting, refining or other beneficiation of such Minerals for the benefit of a Hudbay Group Entity both pursuant to an Offtake Agreement; provided that if a Hudbay Group Entity smelts, refines or beneficiates such Minerals, then Offtaker shall mean such Hudbay Group Entity.

“Offtaker Charges” means any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other charges, penalties or deductions that may be charged or levied by an Offtaker, regardless of whether such charges, penalties or deductions are expressed as a specific metal deduction, a percentage or otherwise.

“Offtaker Delivery” means the delivery of Produced Silver or Produced Gold to an Offtaker, which for greater certainty, shall not include any deliveries of Produced Silver or Produced Gold to persons subsequent to the first Offtaker acquiring such Produced Silver or Produced Gold.

“Offtaker Payment” means (i) with respect to Minerals purchased by an Offtaker from a Hudbay Group Entity, the receipt by a Hudbay Group Entity of payment or other consideration from the Offtaker in respect of any Produced Silver or Produced Gold; and (ii) with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker on behalf of a Hudbay Group Entity, the receipt by a Hudbay Group Entity of Refined Silver or Refined Gold in accordance with the applicable Offtake Agreement; provided that, if a Hudbay Group Entity is the Offtaker, then Offtaker Payment shall mean the creation of Refined Silver or Refined Gold from the smelting, refining or beneficiating of any Produced Silver or Produced Gold, respectively.

“Original Agreement” has the meaning set out in the recitals of this Agreement.

“Other Minerals” means ores or other minerals mined, produced, extracted or otherwise recovered from properties that are not one of or do not constitute part of the Mining Properties.

“Overdue Gold Ounces” means the balance, from time to time, if any, of the number of ounces of Refined Gold that the Supplier has a current obligation to deliver to Silver Wheaton in accordance with this Agreement but has not yet done so.

“Overdue Silver Ounces” means the balance, from time to time, if any, of the number of ounces of Refined Silver that the Supplier has a current obligation to deliver to Silver Wheaton in accordance with this Agreement but has not yet done so.

“Overestimated Monthly Lots” has the meaning set out in Section 6.6(a).

“Overdelivered Ounces of Gold” has the meaning set out in Section 6.6(b).

“Owner” means HudBay Peru S.A.C., a company incorporated under the laws of Peru, and a wholly-owned subsidiary of HudBay Peru Inc., a company incorporated under the laws of British Columbia, and any transferee of the Mining Properties pursuant to Section 7.7, and their respective successors and permitted assigns.

“Owner Collateral” has the meaning set out in Section 8.1(a).

“Owner Security Agreements” has the meaning set out in Section 8.1(a).

“Pampacancha Feed Gold” means the total number of ounces of Produced Gold contained in ore or other material that (i) is mined, produced, extracted or otherwise recovered from the Pampacancha Property, and (ii) processed through the Mineral Processing Facility in a calendar month, as determined in accordance with Schedule “K”.

“Pampacancha Property” means the portion of the “Peta 6” mining concession which is delineated by the northern, eastern and southern boundaries of Peta 6, and to the west by E203,800, as shown delineated in purple in the attached Schedule “B”, and any other mining rights and interests (including all buildings, structures, improvements, appurtenances and fixtures) relating thereto, and including any extension, renewal, replacement, conversion or substitution of any such mining concession and other rights and interests.

“Parties” means Silver Wheaton, Parent Company and the Supplier.

“Payable Gold” means:

(i)            with respect to any Offtaker Delivery occurring on or prior to the date on which the Committed Ounces have been delivered by Supplier to Silver Wheaton, 50% of the Deemed Gold contained in any copper concentrate and 50% of the Produced Gold contained in any product other than copper concentrate, in each case contained in such Offtaker Delivery (prior to any Offtaker Charges) reduced in accordance with the requirements set out in Part A of Schedule C; and

(ii)           with respect to any Offtaker Delivery occurring after the date on which the Committed Ounces have been delivered by Supplier to Silver Wheaton, 50% of the Produced Gold contained in such Offtaker Delivery (prior to any Offtaker Charges) reduced in accordance with the requirements set out in Part A of Schedule C.

“Payable Silver” means 100% of the Produced Silver contained in each Offtaker Delivery occurring from and after the Effective Date until the termination of this Agreement (prior to any Offtaker Charges) reduced in accordance with the requirements set out in Part B of Schedule C.

“Permitted Distributions” means (i) any payment of Distributions required to satisfy any obligation under the terms of a Financing as a result of any affiliates of the Supplier not otherwise having sufficient funds to satisfy such obligation, and (ii) Distributions to the Supplier.

“Permitted Encumbrances” means any Encumbrance in respect of the Project Assets constituted by the following:

(i)            inchoate or statutory liens for Taxes, assessments, royalties, rents or charges not at the time due or payable, or being contested in good faith through appropriate proceedings;

(ii)           any reservations or exceptions contained in the original grants of land or by applicable statute or the terms of any lease in respect of any Mining Properties or comprising the Mining Properties;

(iii)          minor discrepancies in the legal description or acreage of or associated with the Mining Properties or any adjoining properties which would be disclosed in an up to date survey and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Mining Properties for the purpose of conducting and carrying out mining operations thereon;

(iv)          rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances, surface access rights or other restrictions as to the use of the Mining Properties, which do not in the aggregate materially detract from the use of the Mining Properties by the Supplier for the purpose of conducting and carrying out mining operations thereon;

(v)           equipment financing, equipment leases or purchase money security interests with a value of less than $200,000,000 in the aggregate, including, for greater certainty, the Equipment Financing Facility;

(vi)          liens not otherwise herein expressly permitted incurred in the ordinary course of business of the Supplier with respect to obligations that do not exceed $100,000,000 at any one time outstanding;

(vii)         liens or other rights granted by a Hudbay Group Entity to secure performance of statutory obligations or regulatory requirements (including reclamation obligations);

(viii)        encumbrances relating to a Political Event;

(ix)          [Redacted — Commercially sensitive information] [Definition redacted].

(x)           the royalties comprised of (a) any royalty payable to the Government of Peru, and (b) a 0.5% net smelter return royalty to a maximum of $10,000,000 in respect of Minera Livitaca and Katanga Properties;

(xi)          encumbrances as security for the payment and performance, when due, of obligations granted pursuant to the 2010 Credit Facilities;

(xii)         encumbrances as security for the payment and performance, when due, of obligations granted in accordance with Section 8.3; and

(xiii)        encumbrances as security for the payment and performance, when due of obligations granted in accordance with Section 7.8(a).

“person” means and includes a Party, individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, government or any other type of organization, whether or not a legal entity.

“PMPA Obligations” means all present and future debts, liabilities and obligations of Parent Company, the Supplier and the Owner or all of them to Silver Wheaton under or in connection with this Agreement.

“Political Event” means [Redacted — Commercially sensitive information] [Definition redacted].

“Political Risk Control Event” means [Redacted — Commercially sensitive information] [Definition redacted].

“Prime” means the variable annual reference rate of interest from time to time established by The Bank of Nova Scotia as its “US Base Rate” of interest for commercial loans in Canada denominated in United States dollars (provided that, if, for any reason, The Bank of Nova Scotia is no longer in operation then one of the three largest chartered Canadian banks (based on assets), at the sole discretion of Silver Wheaton, shall be substituted therefor and this definition shall apply mutatis mutandis to such substitute bank).

“Prior Ranking Permitted Encumbrances” means items (i) to (xii) of the definition of Permitted Encumbrances.

“Produced Gold” means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any gold derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including gold contained in any ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates and doré bars.

“Produced Silver” means any and all silver in whatever form or state that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any silver derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including silver contained in any ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates and doré bars.

“Project Assets” means the Mining Properties and the Mineral Processing Facility and all other present and after-acquired real or personal property, principally used or acquired for use by any Hudbay Group Entity in connection with the development or construction of a mine at, on or under the Mining Properties or the mining, production or extraction of the Minerals.

“Project Costs” means any costs and expenses that are incurred and paid by the Owner on or in connection with the development, construction and acquisition of the Project Assets and capitalized by the Owner to the Constancia Copper Project in amounts consistent with the Development Plan and Engineering Documentation in all material respects; provided that, for greater certainty, such costs and expenses shall exclude land and usage costs, capitalized interest and asset retirement obligations relating to property, plant and equipment.

“Proposed Inter-creditor Agreement” has the meaning set out in Section 8.3(c).

“Receiving Party” has the meaning set out in Section 6.5(a).

“Referee” has the meaning set out in Annex 1 to Schedule K.

“Refined Gold” means marketable metal bearing material in the form of gold that is refined to standards meeting or exceeding 995 parts per 1,000 fine gold.

“Refined Silver” means marketable metal bearing material in the form of silver that is refined to standards meeting or exceeding 999 parts per 1,000 fine silver.

“Relevant Jurisdictions” has the meaning set out in Section 3.4(e).

“Reserves” means proven and probable reserves as defined and incorporated under NI 43-101.

“Resources” means indicated, inferred and measured resources as defined and incorporated under NI 43-101.

“ROFR Interest” means:

(i)            the payment of any consideration measured, quantified or calculated based on, in whole or in part any Produced Silver or Produced Gold; or

(ii)           the sale of any Produced Silver or Produced Gold;

pursuant to:

(iii)          an agreement which provides for a transaction structure that is similar in nature to this Agreement having a term of more than one year; or

(iv)          an agreement which does not provide for a transaction structure that is similar in nature to this Agreement, but has an economic impact that is similar to this Agreement (which includes a royalty interest payable on any Produced Silver or Produced Gold);

but shall not include any such sale or royalty to, in favour of, or imposed by or required by any Governmental Authority.

“ROFR Offer” has the meaning set out in Section 7.10(a).

“Second Deposit Payment” has the meaning set out in Section 3.2(a)(ii).

“Secured Party” has the meaning set out in Section 7.8.

“Securities Laws” has the meaning set out in paragraph 14 of Schedule “G”.

“Security Agreements” means, collectively, the Owner Security Agreements, the Subsidiary Security Agreements, the Assignment, Subordination and Postponement of Claims, and upon execution, delivery and registration as provided in Sections 8.1(d) and 8.1(j), the SW Trust Agreement and the Amended Security Agreements, as applicable.

“Side Letter Agreements” has the meaning set out in the recitals of this Agreement.

“Silver Closing Date” means September 28, 2012.

“Silver Deposit” has the meaning set out in Section 3.1(a).

“Silver Deposit Reduction Date” means the date on which the Silver Deposit is reduced to nil in accordance with the formula set out in Section 2.4(a).

“Silver Fixed Price” means:

(i)            during the Initial Term, $5.90 plus, commencing on the third anniversary of the date on which Completion occurs and upon each anniversary of the date on which Completion occurs thereafter until the expiry of the Initial Term, an increase of one percent per annum (compounded); and

(ii)           for the remainder of the term of this Agreement, $9.90 plus, commencing on the first anniversary of the date on which Completion occurs after this paragraph (ii) comes into effect and upon each anniversary of the date on which Completion occurs thereafter, an increase of one percent per annum (compounded).

“Silver Market Price” means, with respect to any day, the per ounce silver fixing price in U.S. dollars quoted by the London Bullion Market Association on such day or the immediately preceding trading day if such day is not a trading day; provided that if for any reason, the London Bullion Market Association is no longer in operation or the price of silver is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Market Price shall be determined by reference to the price of silver on another commercial exchange mutually acceptable to the Parties, acting reasonably.

“Silver Purchase Price” has the meaning set out in Section 2.4(a).

“Silver Wheaton Security” means the charges and security interests granted in favour of Silver Wheaton pursuant to the Security Agreements.

“Stage 2 Process” has the meaning set out in Schedule K.

“Stage 2 Process Dispute” has the meaning set out in Schedule K.

“Stipulation and Proposal” has the meaning set out in Section 8.3(c).

“Subsequent Transfer” has the meaning set out in Section 8.1(i).

“subsidiary” means a person that is controlled directly or indirectly by another person and includes a subsidiary of that subsidiary.

“Subsidiary Collateral” has the meaning set out in Section 8.1(b).

“Subsidiary Security Agreements” has the meaning set out in Section 8.1(b).

“Supplier Event of Default” has the meaning set out in Section 11.1.

“SW Event of Default” has the meaning set out in Section 11.4.

“SW Shares” means common shares in the capital of Silver Wheaton Corp.

“SW Trust Agreement” has the meaning set out in Section 8.1(d).

“SW Trust Agreement Notice” has the meaning set out in Section 8.1(e)(i).

“Target Silver Production” means [Redacted — Commercially sensitive information] [Definition redacted].

“Target Silver Recovery Rate” means [Redacted — Commercially sensitive information] [Definition redacted].

“Tax” or “Taxes” means all taxes, assessments and other governmental charges, duties, and impositions, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any federal, provincial, state or local government, or any agency or political subdivision of any such government, which taxes shall include all income or profits taxes (including federal, provincial, and state income taxes), non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing.

“Termination Election” has the meaning set out in Section 3.10(d).

“Third Deposit Payment” has the meaning set out in Section 3.2(a)(iii).

“Third Party Agreement” has the meaning set out in Section 7.10(c).

“Third Party Offer” has the meaning set out in Section 7.10(a).

“Time of Delivery” has the meaning set out in Section 2.2(d).

“Transfer” means to sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest (including expropriation or other transfer required or imposed by law or any Governmental Authority, whether voluntary or involuntary).

“Trust Agreement Defaults” has the meaning set out in Section 8.1(e)(i).

“Trustee” has the meaning set out in Section 8.1(d).

“TSX” means the Toronto Stock Exchange.

“Unallocated Monthly Tonnage” means the number of tonnes of each Monthly Lot that have not been allocated to an Offtaker Delivery in accordance with item (i) of the formula set out in the definition of “Deemed Gold”.

“Unallocated Shipment Tonnage” means, with respect to any Offtaker Delivery, the number of tonnes of copper concentrate contained in such Offtaker Delivery that have not been allocated in accordance with item (i) of the formula set out in the definition of “Deemed Gold”.

“Undelivered Ounces of Gold” has the meaning set out in Section 6.6(a).

“Underestimated Monthly Lots” has the meaning set out in Section 6.6(b).

“Vendor” has the meaning set out in Section 7.10(a).

“Volume Adjustment” means [Redacted — Commercially sensitive information] [Definition redacted].

1.2                               Affiliates

A person is an affiliate of another person if one of them is the subsidiary of the other, or each of them is controlled by the same person.

1.3                               Control

A person (first person) is considered to control another person (second person) if:

(a)                                 the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(b)                                 the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(c)                                  the second person is a limited partnership and the general partner of the limited partnership is the first person.

1.4                               Statutory References

Any reference in this Agreement to a statute or a regulation or rule promulgated under a statute or to any provision contained therein shall be a reference to the statute, regulation, rule or provision as may be amended, restated, re-enacted or replaced from time to time.

1.5                               Headings

Headings of Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.6                               Construction

The Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement.

1.7                               Plural, Gender

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.8                               Days

In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period.  If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto time) on the next Business Day.

1.9                               Dollar Amounts

Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

1.10                        Schedules

The following schedules are attached to and form part of this Agreement:

Schedule A	–	Mining Properties
Schedule B	–	Map of Mining Properties
Schedule C	–	Determination of Payable Gold and Payable Silver
Schedule D	–	Capacity Related Refund Calculation
Schedule E	–	Corporate Structure and Organization Chart
Schedule F	–	Representations and Warranties of the Supplier and Parent Company
Schedule G	–	Representations and Warranties of Silver Wheaton
Schedule H	–	Inter-Creditor Terms
Schedule I	–	Amended Security Agreements
Schedule J	–	Excepted Surface Lands
Schedule K	–	Constancia Feed Gold and Pampacancha Feed Gold
Schedule L	–	Referee Arbitration Procedure for Disputed Reports

1.11                        Original Agreement

The Parties confirm that all prior actions taken by them pursuant to the Original Agreement are effective as if taken under, and are subject to, this Agreement.  Each reference herein, or in the Original Agreement to “this Agreement”, “hereunder”, “hereof”, “herein”, “hereby” or words of like import shall mean and be a reference to the Original Agreement as amended and restated hereby, and each reference to the Original Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Original Agreement shall mean and be a reference to the Original Agreement, as amended and restated hereby. This Agreement will not discharge or constitute a novation of any debt, obligation, covenant or agreement contained in the Original Agreement or in any agreements, certificates and other documents executed and delivered by or on behalf of the Supplier or others in respect thereof or in connection  therewith, which shall remain in full force and effect except to the extent modified by this Agreement.

ARTICLE 2
PURCHASE AND SALE

2.1                               Purchase and Sale

(a)                                 Subject to and in accordance with the terms of this Agreement, from and after the Effective Date, the Supplier hereby agrees to sell to Silver Wheaton, and Silver Wheaton hereby agrees to purchase from the Supplier: (i) an amount of Refined Silver equal to the Payable Silver and (ii) an amount of Refined Gold equal to the Payable Gold, free and clear of all Encumbrances.  For greater certainty, Payable Silver and Payable Gold shall not be reduced for, and Silver Wheaton shall not be responsible for, any Offtaker Charges, all of which shall be for the account of the Supplier.

(b)                                 The Supplier shall not sell to Silver Wheaton any Refined Silver or Refined Gold that has been directly or indirectly purchased on a commodities exchange.  The Supplier shall not sell and deliver to Silver Wheaton the Refined Silver resulting from Produced Silver or the Refined Gold resulting from Produced Gold, as applicable.  The Supplier’s obligation to sell and deliver Refined Silver and Refined Gold to Silver Wheaton shall be solely to sell and deliver Refined Silver and Refined Gold in a manner and in an amount determined in accordance with the terms of this Agreement.

2.2                               Delivery Obligations

(a)                                 Subject to Section (c), within five Business Days of each Offtaker Payment, the Supplier shall sell and deliver to Silver Wheaton Refined Silver in an amount equal to the Payable Silver in respect of the Offtaker Delivery to which such Offtaker Payment relates.

(b)                                 Subject to Section 2.2(c), within five Business Days of each Offtaker Payment, the Supplier shall sell and deliver to Silver Wheaton Refined Gold in an amount equal to the Payable Gold in respect of the Offtaker Delivery to which such Offtaker Payment relates.

(c)                                  In the event an Offtaker Payment consists of a provisional payment that may be adjusted upon final settlement of an Offtaker Delivery, then:

(i)            the Supplier shall sell and deliver to Silver Wheaton, within five Business Days of such provisional Offtaker Payment, Refined Silver and Refined Gold in an amount equal to: (1) the percentage paid on a provisional basis, such percentage being equal to the total amount of payment or other consideration received by a Hudbay Group Entity in respect of the Minerals in such Offtaker Delivery divided by the total value of the Minerals determined on a provisional basis (determined in accordance with the applicable Offtake Agreement and after any Offtaker Charges other than deductions on account of the Offtaker Payment being made on a provisional basis) contained in such Offtaker Delivery; multiplied by (2) (A) in respect of silver, the Payable Silver in respect of such Offtaker Delivery and (B) in respect of gold, the Payable Gold in respect of such Offtaker Delivery, which, for greater certainty, shall be reported in accordance with the provisions of Section 2.3; and

(ii)           within five Business Days of the date of final settlement of the Offtaker Delivery with the Offtaker, the Supplier shall sell and deliver to Silver Wheaton Refined Silver and Refined Gold in an amount, if positive, equal to the Payable Silver and Payable Gold determined pursuant to the final settlement, less the number of ounces of Refined Silver and Refined Gold previously delivered to Silver Wheaton in respect of such Offtaker Delivery pursuant to Section 2.2(c)(i), which, for greater certainty, shall be reported in accordance with the provisions of Section 2.3.  If such difference is negative, then: (1) the Supplier shall be entitled to set off and deduct such excess amount of Refined Silver and Refined Gold from the next required deliveries of Refined Silver and Refined Gold by the Supplier to Silver Wheaton under this Agreement, or if no such further deliveries are to be made, Silver Wheaton shall within five Business Days pay the applicable Silver Purchase Price or Gold Purchase Price in respect of any excess ounces delivered to the extent not already paid; and (2) any Silver Purchase Price or Gold Purchase Price paid by Silver Wheaton in respect of such excess amount of Refined Silver and Refined Gold shall be an amount owing by the Supplier to Silver Wheaton, which amount shall be set off and deducted from the payment for the next required deliveries of Refined Silver and Refined Gold, if any, by the Supplier to Silver Wheaton under this Agreement.

(d)                                 The Supplier shall sell and deliver to Silver Wheaton all Refined Silver and Refined Gold to be sold and delivered under this Agreement by way of credit to the metal account designated by Silver Wheaton with a bank located in London, England, or such other location specified by Silver Wheaton from time to time on two Business Days’ prior written notice and consented to by the Supplier, such consent not to be unreasonably withheld.  Delivery of Refined Silver and Refined Gold to Silver Wheaton shall be deemed to have been made at the time Refined Silver and Refined Gold is credited to the designated metal account of Silver Wheaton (the “Time of Delivery”).  Title to, and risk of loss of, Refined Silver and Refined Gold shall pass from the Supplier to Silver Wheaton at the Time of Delivery.  All costs and expenses pertaining to each delivery of Refined Silver and Refined Gold shall be borne by the Supplier.

(e)                                  The Supplier represents, warrants and covenants that, at each Time of Delivery:

(i)                                     it is the legal and beneficial owner of the Refined Silver and Refined Gold delivered and credited to the designated metal account of Silver Wheaton;

(ii)                                  it has good, valid and marketable title to such Refined Silver and Refined Gold; and

(iii)                               such Refined Silver and Refined Gold is free and clear of all Encumbrances.

(f)                                   The obligations in Section 2.1(a)(ii) and 2.2(b) are conditional upon the satisfaction and fulfilment of the conditions set forth in Sections 3.6 and 3.7 (or the waiver thereof).  Any Refined Gold that would have been sold and delivered by the Supplier to Silver Wheaton under Sections 2.1(a)(ii) and 2.2(b) between the date of this Agreement and the Gold Deposit Closing Date had such conditions been satisfied as of the date of this Agreement, shall be sold and delivered to Silver Wheaton within five Business Days after the Gold Deposit Closing Date.

(g)                                  With respect to the obligations of the Supplier in Section 2.2(b), in the event an Offtaker Payment: (i) is received in respect of an Offtaker Delivery which occurs on or prior to the date on which the Committed Ounces have been delivered by the Supplier to Silver Wheaton; and (ii) the Offtaker Delivery in respect of which the Offtaker Payment was received contains concentrate or other product that was produced during any part of a calendar month in which a Monthly Lot or Monthly Lot Reference Gold has not yet been determined as of the date an Offtaker Payment has been received in respect of such Offtaker Delivery (an “Interim Monthly Period”), then:

(i)                                     the Supplier shall use its reasonable best efforts based on daily metallurgical accounting to estimate the Monthly Lot Reference Gold contained in such Offtaker Delivery for such Interim Monthly Period (the “Estimated Monthly Lot Reference Gold”), and the Monthly Lot for such Interim Monthly Period contained in such Offtaker Delivery (the “Estimated Monthly Lot”) and for purposes of the calculation of Deemed Gold with respect to such Offtaker Delivery for such Interim Monthly Period, the reference to Monthly Lot in the definitions of “Deemed Gold”, “Monthly Lot Reference Gold” and “Unallocated Monthly Tonnage” shall be a reference to the Estimated Monthly Lot and the reference to Monthly Lot Reference Gold in the definitions of “Deemed Gold” shall be a reference to the Estimated Monthly Lot Reference Gold; and

(ii)                                  within five Business Days of the final determination of the Monthly Lot to which such Estimated Monthly Lot applies and the Monthly Lot Reference Gold to which such Estimated Monthly Lot Reference Gold applies, the Supplier shall re-calculate the Deemed Gold for such Offtaker Delivery and the Supplier shall sell and deliver to Silver Wheaton Refined Gold in an amount, if positive, equal to the Payable Gold for such Offtaker Delivery determined pursuant to the final determination of such Monthly Lot and Monthly Lot Reference Gold, less the number of ounces of Refined Gold previously delivered to Silver Wheaton in respect of such Offtaker Delivery pursuant to Section 2.2(g)(i).  If such difference is negative, then: (1) the Supplier shall be entitled to set off and deduct such excess amount of Refined Gold from the next required deliveries of Refined Gold by the Supplier to Silver Wheaton under this Agreement, or if no such further deliveries are to be made, Silver Wheaton shall within five Business Days pay the applicable Gold Purchase Price in respect of any excess ounces delivered to the extent not already paid; and (2) any Gold Purchase Price paid by Silver Wheaton in respect of such excess amount of Refined Gold shall be an amount owing by the Supplier to Silver Wheaton, which amount shall be set off and deducted from the payment for the next required deliveries of Refined Gold, if any, by the Supplier to Silver Wheaton under this Agreement.

2.3                               Invoicing

(a)                                 The Supplier shall notify Silver Wheaton in writing at least one Business Day before any delivery and credit to the account of Silver Wheaton of:

(i)                                     the number of ounces of Refined Silver and Refined Gold to be delivered and credited; and

(ii)                                  the estimated date and time of delivery and credit.

(b)                                 At the Time of Delivery, the Supplier shall deliver to Silver Wheaton an invoice setting out:

(i)                                     the number of ounces of Refined Silver and Refined Gold so credited,

(ii)                                  the Silver Purchase Price for such Refined Silver, and

(iii)                               the Gold Purchase Price for such Refined Gold.

2.4                               Purchase Price

(a)                                 From and after the Effective Date, Silver Wheaton shall pay to the Supplier a purchase price for each ounce of Refined Silver sold and delivered by the Supplier to Silver Wheaton pursuant to Sections 2.1 or 2.2 (the “Silver Purchase Price”) equal to:

(i)                                     prior to the Silver Deposit Reduction Date, the Silver Market Price on the day immediately prior to the Time of Delivery; provided that if the Silver Market Price is greater than the Silver Fixed Price, then an amount equal to the Silver Fixed Price will be payable in cash and the difference between the Silver Market Price and the Silver Fixed Price shall be payable by crediting such amount against the Silver Deposit in order to reduce the uncredited balance of the Silver

Deposit until the uncredited balance of the Silver Deposit has been credited and reduced to nil; and

(ii)           from and after the Silver Deposit Reduction Date, the lesser of the Silver Fixed Price and the Silver Market Price on the day immediately prior to the Time of Delivery, payable in cash.

(b)                                 From and after the Effective Date, Silver Wheaton shall pay to the Supplier a purchase price for each ounce of Refined Gold sold and delivered by the Supplier to Silver Wheaton pursuant to Sections 2.1, 2.2 or 6.6 (the “Gold Purchase Price”) equal to:

(i)            prior to the Gold Deposit Reduction Date, the Gold Market Price on the day immediately prior to the Time of Delivery; provided that if the Gold Market Price is greater than the Gold Fixed Price, then an amount equal to the Gold Fixed Price will be payable in cash and the difference between the Gold Market Price and the Gold Fixed Price shall be payable by crediting such amount against the Gold Deposit in order to reduce the uncredited balance of the Gold Deposit until the uncredited balance of the Gold Deposit has been credited and reduced to nil; and

(ii)           from and after the Gold Deposit Reduction Date, the lesser of the Gold Fixed Price and the Gold Market Price on the day immediately prior to the Time of Delivery, payable in cash.

2.5                               Payment

Payment by Silver Wheaton for each delivery of Refined Silver and Refined Gold shall be made promptly and in any event not later than five Business Days after the Time of Delivery.

ARTICLE 3
DEPOSIT

3.1                               Deposit

(a)                                 In consideration for the sale and delivery of Refined Silver by the Supplier to Silver Wheaton under and pursuant to the terms of this Agreement, Silver Wheaton hereby agrees to pay to the Supplier a deposit against the Silver Purchase Price, in the amount of $294,900,000 (the “Silver Deposit”), payable in accordance with Sections 3.2, 3.3, 3.4, 3.5, 3.7 and 3.11.  No interest will be payable by the Supplier on or in respect of the Silver Deposit except as expressly provided in this Agreement.  Silver Wheaton will not be entitled to demand repayment of the Silver Deposit except to the extent expressly set forth in this Agreement.

(b)                                 In consideration for the sale and delivery of Refined Gold by the Supplier to Silver Wheaton under and pursuant to the terms of this Agreement, Silver Wheaton hereby agrees to pay to the Supplier a deposit against the Gold Purchase Price, in the amount of $135,000,000 (the “Gold Deposit”), payable in accordance with Sections 3.2, 3.6, 3.7, 3.8 and 3.11.  No interest will be payable by the Supplier on or in respect of the Gold Deposit except as expressly provided in this Agreement.  Silver Wheaton will not be entitled to demand repayment of the Gold Deposit except to the extent expressly set forth in this Agreement.

3.2                               Payment of Deposit

(a)                                 Silver Wheaton paid or shall pay the Silver Deposit to the Supplier as follows:

(i)            the amount of $44,900,000 (the “First Deposit Payment”), in cash, on the Silver Closing Date, subject to and in accordance with the provisions of Section 3.3;

(ii)           the amount of $125,000,000 (the “Second Deposit Payment”), in cash, subject to and in accordance with the provisions of Section 3.4; and

(iii)          the amount of $125,000,000 (the “Third Deposit Payment”), in cash, subject to and in accordance with the provisions of Section 3.5.

(b)                                 At the sole discretion of Silver Wheaton, Silver Wheaton shall pay the Gold Deposit to the Supplier in either (i) Gold Deposit Payment Shares, or (ii) cash (the “Gold Deposit Cash Payment”) subject to and in accordance with the provisions of Section 3.6 and 3.8; provided that Silver Wheaton shall provide irrevocable written notice to the Supplier no later than 10 Business Days prior to the Gold Deposit Closing Date of its election to pay the Gold Deposit by delivering Gold Deposit Payment Shares or paying the Gold Deposit Cash Payment.

3.3                               Conditions Precedent to First Deposit Payment

Silver Wheaton paid the First Deposit Payment to the Supplier on the Silver Closing Date after the satisfaction and fulfilment of each of the following conditions on or prior to the Silver Closing Date:

(a)                                 each entity that is, at the Silver Closing Date, a Hudbay PMPA Entity shall deliver to Silver Wheaton a certificate of status, good standing or compliance (or equivalent) for each such Hudbay PMPA Entity, each issued by the relevant Governmental Authority dated no earlier than two (2) Business Days prior to the Silver Closing Date;

(b)                                 Parent Company and the Supplier shall execute and deliver to Silver Wheaton a certificate of a senior officer of each entity that is, at the Silver  Closing Date, a Hudbay PMPA Entity, in form and substance satisfactory to Silver Wheaton, acting reasonably, as to the constating documents of each such Hudbay PMPA Entity, the resolutions of the board of directors or other comparable authority of each such Hudbay PMPA Entity authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby and thereby, the names, positions and true signatures of the persons authorized to sign this Agreement, and such other matters pertaining to the transactions contemplated hereby as Silver Wheaton may reasonably require;

(c)                                  Parent Company and the Supplier shall deliver to Silver Wheaton favourable opinions, in form and substance satisfactory to Silver Wheaton, acting reasonably, from external legal counsel to the Hudbay PMPA Entities as to, among other things: (A) the legal status of the Hudbay PMPA Entities; (B) the authority of the Hudbay PMPA Entities to execute and deliver this Agreement, and (C) the execution and delivery of this Agreement and the enforceability thereof against the Hudbay PMPA Entities;

(d)                                 Parent Company and the Supplier shall execute and deliver to Silver Wheaton a certificate of a director or senior officer of each such entity, in form and substance satisfactory to Silver Wheaton, acting reasonably, certifying that, on and as of the Silver Closing Date:

(i)            all of the representations and warranties made by each Hudbay PMPA Entity pursuant to this Agreement are true and correct in all material respects as of such date; and

(ii)           none of the Hudbay PMPA Entities are in breach or default and there is no Supplier Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a breach, default or Supplier Event of Default) under this Agreement.

The Parties acknowledge and agree that the First Deposit Payment was paid by Silver Wheaton to the Supplier on the Silver Closing Date.

3.4                               Conditions Precedent to Second Deposit Payment

Silver Wheaton paid the Second Deposit Payment within 10 Business Days after the satisfaction and fulfilment of each of the following conditions:

(a)                                 the Hudbay Group Entities shall have incurred and paid Project Costs, in the amount of no less than $500,000,000 since January 1, 2012, and shall have delivered to Silver Wheaton a certificate of a director or senior officer of each of Parent Company and the Supplier, in form and substance satisfactory to Silver Wheaton, acting reasonably, certifying to such effect and including a summarized list of Project Costs in reasonable detail, identifying the type and amount of such expenditures;

(b)                                 Parent Company and the Supplier shall deliver to Silver Wheaton the current Development Plan and current Engineering Documentation;

(c)                                  the development, construction and acquisition of the Project Assets has not been suspended, impeded or otherwise delayed such that there is no reasonable prospect that Completion will be achieved by the Completion Target Date;

(d)                                 Parent Company and the Supplier shall execute and deliver to Silver Wheaton a certificate of a senior officer of each entity that is as at the date of the certificate a Hudbay PMPA Entity, in form and substance satisfactory to Silver Wheaton, acting reasonably, as to the resolutions of the board of directors or other comparable authority of each such Hudbay PMPA Entity authorizing the execution, delivery and performance of the Security Agreements to which it is a party and the transactions contemplated thereby and the names, positions and true signatures of the persons authorized to sign the Security Agreements to which it is a party;

(e)                                  Parent Company and the Supplier shall deliver to Silver Wheaton the Security Agreements executed by the Hudbay PMPA Entities to which they are a party and make, or arrange for, all such registrations, filings and recordings in all such jurisdictions (collectively, the “Relevant Jurisdictions”), and shall do all such other acts and things, as may be necessary or advisable to create, perfect or preserve the Silver Wheaton Security;

(f)                                   Parent Company and the Supplier shall deliver to Silver Wheaton favourable opinions, in form and substance satisfactory to Silver Wheaton, acting reasonably, from external legal counsel to the Hudbay PMPA Entities as to, among other things: (A) the legal status of the Hudbay PMPA Entities; (B) the authority of the Hudbay PMPA Entities to execute and deliver the Security Agreements to which they are a party; (C) the execution and delivery of the Security Agreements to which they are a party and the enforceability thereof against the Hudbay PMPA Entities; (D) the registrations, filings and recordings made in all Relevant Jurisdictions to create, perfect and otherwise preserve the Silver Wheaton Security and (E) the results of the usual searches that would be conducted in each of the Relevant Jurisdictions in connection with the Silver Wheaton Security;

(g)           no Approvals are required to achieve Completion and thereafter operate the Project Assets substantially in accordance with the Development Plan and Engineering Documentation except (A) as have already been obtained and received by the Owner and continue to be in place without challenge or appeal, to the extent reasonably considered necessary or appropriate for the current stage of development of the Project Assets, or (B) as are reasonably expected to be obtained by the time they are necessary, except for those that would not reasonably be expected to have an Adverse Impact; and

(h)                                 to the extent that a Financing is part of the funds required or expected to be required for the development, construction and acquisition of the Project Assets in accordance with the Development Plan and to achieve Completion, such Financing has not been suspended, revoked or terminated by the Lenders and is reasonably expected to be available for use, or has been replaced with an alternative cash flow or financing arrangement that is reasonably expected to be available for use, by the Hudbay Group Entities, if, as and when intended.

The Parties acknowledge and agree that the Second Deposit Payment was paid by Silver Wheaton to the Supplier on June 25, 2013.

3.5                               Conditions Precedent to Third Deposit Payment

Silver Wheaton shall pay the Third Deposit Payment within 10 Business Days after the satisfaction and fulfillment of each of the following conditions:

(a)                                 construction, development and acquisition of the Project Assets is continuing as of such date or has been completed, in either case, substantially in accordance with the Development Plan and Engineering Documentation, and the Hudbay Group Entities shall have incurred and paid Project Costs in an amount of no less than $1,000,000,000 from January 1, 2012 and shall have delivered to Silver Wheaton a certificate of a director or senior officer of each of Parent Company and the Supplier, in form and substance satisfactory to Silver Wheaton, acting reasonably, certifying to such effect and including a summarized list of Project Costs in reasonable detail, identifying the type of expenditures;

(b)                                 Parent Company and the Supplier shall deliver to Silver Wheaton the current Development Plan and current Engineering Documentation in the event that such documents, as applicable, have been amended;

(c)                                  no Approvals are required to achieve Completion and thereafter operate the Project Assets substantially in accordance with the Development Plan and Engineering Documentation except (A) as have already been obtained and received by the Owner and continue to be in place without challenge or appeal, to the extent reasonably considered necessary or appropriate for the current stage of development of the Project Assets, or (B) as are reasonably expected to be obtained by the time they are necessary, except for those that would not reasonably be expected to have an Adverse Impact;

(d)                                 to the extent that a Financing is part of the funds required or expected to be required for the development, construction and acquisition of the Project Assets in accordance with the Development Plan and to achieve Completion, such Financing has not been suspended, revoked or terminated by the Lenders and is reasonably expected to be available for use, or has been replaced with an alternative cash flow or financing arrangement that is reasonably expected to be available for use, by the Hudbay Group Entities, if, as and when intended; and

(e)                                  Parent Company and the Supplier shall have delivered to Silver Wheaton the SW Trust Agreement executed by the Owner and the Trustee.

3.6                               Conditions Precedent to the Payment of the Gold Deposit

Silver Wheaton shall pay the Gold Deposit to the Supplier on a date mutually agreed by the parties (the “Gold Deposit Closing Date”), which date shall be within 10 Business Days after the satisfaction and fulfilment of each of the following conditions:

(a)                                 construction, development and acquisition of the Project Assets is continuing as of such date or has been completed, in either case, substantially in accordance with the Development Plan and Engineering Documentation, and the Hudbay Group Entities shall have incurred and paid Project Costs in an amount of no less than $1,350,000,000 from January 1, 2012 and shall have delivered to Silver Wheaton a certificate of a director or senior officer of each of Parent Company and the Supplier, in form and substance satisfactory to Silver Wheaton, acting reasonably, certifying to such effect and including a summarized list of Project Costs in reasonable detail, identifying the type of expenditures;

(b)                                 Parent Company and the Supplier shall deliver to Silver Wheaton the current Development Plan and current Engineering Documentation;

(c)                                  the development, construction and acquisition of the Project Assets has not been suspended, impeded or otherwise delayed such that there is no reasonable prospect that Completion will be achieved by the Completion Target Date;

(d)                                 Parent Company and the Supplier shall deliver to Silver Wheaton confirmation that an application has been made to the Peruvian Ministry of Energy and Mines for a second amendment to the EIA to include the ability to process ore from the Pampacancha Property and such amendment shall not have been fully and finally denied (with no further recourse) by the Peruvian Ministry of Energy and Mines;

(e)                                  no Approvals are required to achieve Completion and thereafter operate the Project Assets substantially in accordance with the Development Plan and Engineering Documentation except (A) as have already been obtained and received by the Owner and continue to be in place without challenge or appeal, to the extent reasonably considered necessary or appropriate for the current stage of development of the Project Assets, or (B) as are reasonably expected to be obtained by the time they are necessary, except for those that would not reasonably be expected to have an Adverse Impact;

(f)                                   to the extent that a Financing is part of the funds required or expected to be required for the development, construction and acquisition of the Project Assets in accordance with the Development Plan and to achieve Completion, such Financing has not been suspended, revoked or terminated by the Lenders and is reasonably expected to be available for use, or has been replaced with an alternative cash flow or financing arrangement that is reasonably expected to be available for use, by the Hudbay Group Entities, if, as and when intended;

(g)                                  Parent Company and the Supplier shall deliver to Silver Wheaton the Amended Security Agreements executed by the Hudbay PMPA Entities to which they are a party, and the SW Trust Agreement executed by the Owner and the Trustee, and make, or arrange for, all such registrations, filings and recordings in the Relevant Jurisdictions, and shall do all such other acts and things, as may be necessary or advisable to create, perfect or preserve the Silver Wheaton Security;

(h)                                 Parent Company and the Supplier shall deliver to Silver Wheaton favourable opinions, in form and substance satisfactory to Silver Wheaton, acting reasonably, from external legal counsel to the Hudbay PMPA Entities as to, among other things: (A) the legal status of the Hudbay PMPA Entities; (B) the authority of the Hudbay PMPA Entities to execute and deliver this Agreement, the Amended Security Agreements and the SW Trust Agreement; (C) the execution and delivery of this Agreement, the Amended Security Agreements and the SW Trust Agreement and the enforceability thereof against the Hudbay PMPA Entities; (D) the registrations, filings and recordings made in all Relevant Jurisdictions to create, perfect and otherwise preserve the Silver Wheaton Security and in particular with respect to any Amended Security Agreement and the SW Trust Agreement, as applicable, and (E) the results of the usual searches that would be conducted in each of the Relevant Jurisdictions in connection with the Silver Wheaton Security, if any;

(i)                                     each entity that is, at the Gold Deposit Closing Date, a Hudbay PMPA Entity shall deliver to Silver Wheaton a certificate of status, good standing or compliance (or equivalent) for each such Hudbay PMPA Entity, each issued by the relevant Governmental Authority dated no earlier than two (2) Business Days prior to the Gold Deposit Closing Date;

(j)                                    Parent Company and the Supplier shall execute and deliver to Silver Wheaton a certificate of a senior officer of each entity that is, at the Gold Deposit Closing Date, a Hudbay PMPA Entity, in form and substance satisfactory to Silver Wheaton, acting reasonably, as to the constating documents of each such Hudbay PMPA Entity, the resolutions of the board of directors or other comparable authority of each such Hudbay PMPA Entity authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby and thereby, the names, positions and true signatures of the persons authorized to sign this Agreement, and such other matters pertaining to the transactions contemplated hereby as Silver Wheaton may reasonably require; and

(k)                                 Parent Company and the Supplier shall execute and deliver to Silver Wheaton a certificate of a director or senior officer of each such entity, in form and substance satisfactory to Silver Wheaton, acting reasonably, certifying that, on and as of the Gold Deposit Closing Date:

(i)                                     all of the representations and warranties made by each Hudbay PMPA Entity pursuant to this Agreement are true and correct in all material respects as of such date; and

(ii)           none of the Hudbay PMPA Entities are in breach or default and there is no Supplier Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a breach, default or Supplier Event of Default) under this Agreement.

3.7                               Conditions Precedent in Favour of the Supplier

(a)                                 The Supplier shall not be obliged to perform its obligations under Section 2.1(a) or 2.2(a) or Article 6 as they relate to silver until after the satisfaction and fulfilment of each of the following conditions on or prior to the Silver Closing Date:

(i)            Silver Wheaton shall deliver to the Supplier a certificate of status, good standing or compliance (or equivalent) for Silver Wheaton issued by the relevant Governmental Authority dated no earlier than two (2) Business Days prior to the Silver Closing Date;

(ii)           Silver Wheaton shall execute and deliver to the Supplier a certificate of a senior officer, in form and substance satisfactory to the Supplier, acting reasonably, as to the constating documents of Silver Wheaton; the resolutions of the board of directors of Silver Wheaton, authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement on behalf of Silver Wheaton; and such other matters pertaining to the transactions contemplated hereby as the Supplier may reasonably require;

(iii)          Silver Wheaton shall deliver to the Supplier favourable opinions, in form and substance satisfactory to the Supplier, acting reasonably, from external legal counsel to Silver Wheaton as to: (i) the legal status of Silver Wheaton; (ii) the corporate power and authority of Silver Wheaton to execute, deliver and perform this Agreement; and (iii) the execution and delivery of this Agreement and the enforceability of this Agreement against Silver Wheaton;

(iv)                              Silver Wheaton shall execute and deliver to the Supplier a certificate of a director or senior officer of Silver Wheaton, in form and substance satisfactory to the Supplier, acting reasonably, certifying that, on and as of the Silver Closing Date:

(A)                               all of the representations and warranties made by Silver Wheaton pursuant to this Agreement are true and correct in all material respects as of such date; and

(B)                               Silver Wheaton is not in breach or default and there is no SW Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a breach, default or SW Event of Default) under this Agreement.

(b)                                 The Supplier shall not be obliged to perform its obligations under Sections 2.1(a), 2.2(b) or Article 6 as they relate to gold until after the satisfaction and fulfilment of each of the following conditions on or prior to the Gold Deposit Closing Date:

(i)                                     Silver Wheaton shall deliver either (i) a share certificate to and in the name of the Supplier (or as the Supplier may direct in writing) representing the Gold Deposit Payment Shares, or (ii) a wire transfer in immediately available funds in the amount of the Gold Deposit Cash Payment, as elected by Silver Wheaton, in payment of the Gold Deposit;

(ii)           Silver Wheaton shall deliver to the Supplier a certificate of status, good standing or compliance (or equivalent) for Silver Wheaton issued by the relevant Governmental Authority dated no earlier than two (2) Business Days prior to the Gold Deposit Closing Date;

(iii)          Silver Wheaton shall execute and deliver to the Supplier a certificate of a senior officer, in form and substance satisfactory to the Supplier, acting reasonably, as to the constating documents of Silver Wheaton; the resolutions of the board of directors of Silver Wheaton, authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement on behalf of Silver Wheaton; and such other matters pertaining to the transactions contemplated hereby as the Supplier may reasonably require;

(iv)          Silver Wheaton shall deliver to the Supplier favourable opinions, in form and substance satisfactory to the Supplier, acting reasonably, from external legal counsel to Silver Wheaton as to: (i) the legal status of Silver Wheaton; (ii) the corporate power and authority of Silver Wheaton to execute, deliver and perform this Agreement; (iii) the execution and delivery of this Agreement and the enforceability of this Agreement against Silver Wheaton, and (iv) if applicable, the issue and delivery of the Gold Deposit Payment Shares; and

(v)                                 Silver Wheaton shall execute and deliver to the Supplier a certificate of a director or senior officer of Silver Wheaton, in form and substance satisfactory to the Supplier, acting reasonably, certifying that, on and as of the Gold Deposit Closing Date:

(A)                               all of the representations and warranties made by Silver Wheaton pursuant to this Agreement are true and correct in all material respects as of such date; and

(B)                               Silver Wheaton is not in breach or default and there is no SW Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a breach, default or SW Event of Default) under this Agreement.

3.8                               Payment of the Gold Deposit Payment Shares

In the event Silver Wheaton elects to pay the Gold Deposit by the issuance and delivery of the Gold Deposit Payment Shares, the following provisions shall apply:

(a)                                 The number of SW Shares to be issued and delivered pursuant to Section 3.7(b)(i) as Gold Deposit Payment Shares will be calculated based on the volume weighted average trading price of Silver Wheaton Corp.’s SW Shares on the TSX for the ten consecutive trading days ending on the trading day immediately prior to the Gold Deposit Closing Date.

(b)                                 At the Gold Deposit Closing Date, the SW Shares to be issued by Silver Wheaton Corp. shall be:

(i)            issued as fully paid, non-assessable shares in the capital of Silver Wheaton Corp., free and clear of all Encumbrances;

(ii)           issued pursuant to an exemption from the prospectus requirements of the Securities Act (Ontario) such that the Supplier may rely on section 2.5 of National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators at the time of resale;

(iii)          issued with the following restricted legend: “UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE GOLD DEPOSIT CLOSING DATE]; and

(iv)          listed and posted for trading on the TSX and the New York Stock Exchange commencing on the Gold Deposit Closing Date.

The Supplier represents and warrants that as of the date hereof the Supplier is, and as of the Gold Deposit Closing Date the Supplier will be, an “accredited investor” as defined in National Instrument 45-106 — Prospectus and Registration Exemptions.

3.9                               Satisfaction of Conditions Precedent

(a)                                 Each Party shall use all reasonable commercial efforts and take all reasonable commercial action as may be necessary or advisable to satisfy and fulfil all the conditions precedent set forth in this Article 3 as promptly as reasonably practicable.  The Parties will co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

(b)                                 If the conditions set forth in Section 3.3 have not been satisfied on or before the date that is 60 days after the Effective Date, then Silver Wheaton shall have the right to terminate this Agreement upon 10 days prior written notice to the Supplier without any liability; provided that each Party shall continue to be liable for any breach of this Agreement that occurred prior to such termination.  Each of the conditions set forth in Section 3.3 is for the exclusive benefit of Silver Wheaton and may only be waived by it in its sole discretion.

(c)                                  If the conditions set forth in Section 3.7(a) have not been satisfied on or before the date that is 60 days after the Effective Date, then the Supplier shall have the right to terminate this Agreement upon 10 days prior written notice to Silver Wheaton without any liability; provided that each Party shall continue to be liable for any breach of this Agreement that occurred prior to such termination.  Each of the conditions set forth in Section 3.7(a) is for the exclusive benefit of the Supplier and may only be waived by it in its sole discretion.

3.10                        Refund of Deposit and Other Payments

(a)                                 Refund of Silver Deposit if No Completion.

(i)                                     If Completion is not achieved by December 31, 2017, then the Supplier shall pay to Silver Wheaton $11,225,000 in cash as a refund of a portion of the Silver Deposit within 32 days of such date.

(ii)                                  If Completion is not achieved by December 31, 2018, then the Supplier shall pay to Silver Wheaton $11,225,000 in cash as a refund of a portion of the Silver Deposit within 32 days of such date.

(iii)          If Completion is not achieved by December 31, 2019, then the Supplier shall pay to Silver Wheaton $11,225,000 in cash as a refund of a portion of the Silver Deposit within 32 days of such date.

(iv)                              If Completion is not achieved by December 31, 2020, then the Supplier shall pay to Silver Wheaton $11,225,000 in cash as a refund of a portion of the Silver Deposit within 32 days of such date.

Notwithstanding the foregoing, if the Supplier is no longer an affiliate of Hudson Bay Mining and Smelting Co., Limited (or its successor under the Precious Metals Purchase Agreement between Silver Wheaton Corp., Hudson Bay Mining and Smelting Co., Limited and Hudbay Minerals Inc. dated the Effective Date), then the 32 day time period referenced in each paragraph above shall be reduced to 30 days.

(b)                                 Gold Delay Payment.  In addition to the refund of Silver Deposit provided in Section 3.10(a), if Completion has not been achieved by the target dates indicated below, then the Supplier shall deliver to Silver Wheaton the aggregate amount of Refined Gold indicated in respect of such target date in equal quarterly instalments delivered on the last Business Day of each of the first four succeeding calendar quarters after the applicable target date.  Silver Wheaton shall pay to the Supplier a purchase price for each ounce of Refined Gold delivered by the Supplier pursuant to this Section 3.10(b) equal to the lesser of the Gold Fixed Price and the Gold Market Price on the day immediately prior to the Time of Delivery, payable in cash in accordance with Section 2.5.

Gold Target Date	Refined Gold to be delivered by the Supplier

December 31, 2018	[Redacted — Commercially sensitive information] [Calculation consideration.]

December 31, 2019	[Redacted — Commercially sensitive information] [Calculation consideration.]

December 31, 2020	[Redacted — Commercially sensitive information] [Calculation consideration.]

For greater certainty, delivery of the amounts of Refined Gold and the purchase price payable by Silver Wheaton therefor as set out in this Section 3.10(b) will not be considered a refund or reduction of the Gold Deposit and will not be considered as ounces of Refined Gold delivered by the Supplier for the purposes of the definition of

“Payable Gold”.  The obligations to deliver the gold ounces herein provided shall continue and shall survive the termination of this Agreement for any reason.

(c)                                  Pampacancha Delay Payment.  In addition to the refund of Silver Deposit provided in Section 3.10(a):

(i)                                     if (A) Completion has been achieved by December 31, 2018; (B) less than four million tonnes of ore from the Pampacancha Property is mined between January 1, 2018 and December 31, 2018, and (C) less than forty million tonnes of ore from the Pampacancha Property is mined prior to December 31, 2018; then the Supplier shall deliver to Silver Wheaton the aggregate amount of Refined Gold indicated in respect of such target date in equal quarterly instalments delivered on the last Business Day of each of the first four succeeding calendar quarters after the applicable target date.  Silver Wheaton shall pay to the Supplier a purchase price for each ounce of Refined Gold delivered by the Supplier pursuant to this Section 3.10(c)(i) equal to the lesser of the Gold Fixed Price and the Gold Market Price on the day immediately prior to the Time of Delivery, payable in cash in accordance with Section 2.5;

(ii)                                  if (A) Completion has been achieved by December 31, 2019; (B) less than four million tonnes of ore from the Pampacancha Property is mined between January 1, 2019 and December 31, 2019, and (C) less than forty million tonnes of ore from the Pampacancha Property is mined prior to December 31, 2019; then in addition to any amount paid pursuant to Section 3.10(c)(i), the Supplier shall deliver to Silver Wheaton the aggregate amount of Refined Gold indicated in respect of such target date in equal quarterly instalments delivered on the last Business Day of each of the first four succeeding calendar quarters after the applicable target date.  Silver Wheaton shall pay to the Supplier a purchase price for each ounce of Refined Gold delivered by the Supplier pursuant to this Section 3.10(c)(ii) equal to the lesser of the Gold Fixed Price and the Gold Market Price on the day immediately prior to the Time of Delivery, payable in cash in accordance with Section 2.5; and

(iii)                               if (A) Completion has been achieved by December 31, 2020; (B) less than four million tonnes of ore from the Pampacancha Property is mined between January 1, 2020 and December 31, 2020, and (C) less than forty million tonnes of ore from the Pampacancha Property is mined prior to December 31, 2020; then in addition to any amount paid pursuant to Section 3.10(c)(ii), the Supplier shall deliver to Silver Wheaton the aggregate amount of Refined Gold indicated in respect of such target date in equal quarterly instalments delivered on the last Business Day of each of the first four succeeding calendar quarters after the applicable target date.  Silver Wheaton shall pay to the Supplier a purchase price for each ounce of Refined Gold delivered by the Supplier pursuant to this Section 3.10(c)(iii) equal to the lesser of the Gold Fixed Price and the Gold Market Price on the day immediately prior to the Time of Delivery, payable in cash in accordance with Section 2.5.

Pampacancha Target Date	Refined Gold to be delivered by the Supplier

December 31, 2018	[Redacted — Commercially sensitive information] [Calculation consideration.]

December 31, 2019	[Redacted — Commercially sensitive information] [Calculation consideration.]

December 31, 2020	[Redacted — Commercially sensitive information] [Calculation consideration.]

For greater certainty, delivery of the amounts of Refined Gold and the purchase price payable by Silver Wheaton therefor as set out in this Section 3.10(c) will not be considered a refund or reduction of the Gold Deposit. The obligations to deliver the gold ounces herein provided shall continue and shall survive the termination of this Agreement for any reason.

(d)                                 Pampacancha Permit Payment. Notwithstanding the foregoing, if at the Completion Target Date, (i) the amendment to the EIA provided for in Section 3.6(d) has not been approved and issued by the Peruvian Ministry of Energy and Mines, or (ii) such approval is not effective, then Silver Wheaton shall have the right, at its sole discretion, exercisable by written notice to the Supplier, to terminate the Supplier’s obligations to deliver Payable Gold from the Pampacancha Property under this Agreement (a “Termination Election”), and in such event, (A) the Supplier shall refund to Silver Wheaton an amount of the Gold Deposit equal to [Redacted — Commercially sensitive information] [Calculation consideration.], which shall be satisfied by the delivery of an aggregate amount of [Redacted — Commercially sensitive information] [Calculation consideration.]ounces of Refined Gold in twelve equal quarterly instalments, beginning on the later of the last Business Day of the first calendar quarter of 2021 and the last Business Day of the calendar quarter in which the Termination Notice is delivered (provided that if the Termination Notice is delivered less than 30 days prior to the end of a calendar quarter, the Supplier’s delivery obligation will begin on the last Business Day of the next calendar quarter) and thereafter on the last Business Day of each succeeding calendar quarter, (B) the Supplier’s obligations to deliver Payable Gold from the Pampacancha Property shall terminate and (C) the amount set out in the definition of “Committed Ounces” will be deemed to have been modified to change “265,000” referenced therein to “135,000”; provided that, the aggregate amount of Refined Gold that the Supplier is required to deliver to Silver Wheaton under this Section 3.10(d) shall be reduced by the number of ounces of Payable Gold that the Supplier has previously delivered to Silver Wheaton from the Pampacancha Property.  Silver Wheaton shall pay to the Supplier a purchase price for each ounce of Refined Gold delivered by the Supplier pursuant to this Section 3.10(d) equal to the lesser of the Gold Fixed Price and the Gold

Market Price on the day immediately prior to the Time of Delivery, payable in cash in accordance with Section 2.5. The obligations to deliver the gold ounces as herein provided shall continue and shall survive the termination of this Agreement for any reason.

3.11                        Use of Deposit

The Supplier shall be entitled to use the Deposit for general corporate purposes (including the development, construction and acquisition of the Project Assets), in its sole discretion.

3.12                        Uncredited Deposit

If, by the expiry of the Initial Term, the Supplier has not sold and delivered to Silver Wheaton an amount of Refined Silver and Refined Gold sufficient to reduce the uncredited balance of the portions of the Deposit then paid to the Supplier to nil, as calculated in accordance with Section 2.4, then the Supplier shall pay in cash such uncredited portions of the Deposit then paid to the Supplier to Silver Wheaton within 30 days of demand therefor.

ARTICLE 4
CONSTRUCTION, DEVELOPMENT AND COMPLETION

4.1                               Construction Period

Parent Company and the Supplier shall cause construction in respect of the Project Assets to be completed in a manner consistent with the Development Plan and the Engineering Documentation, as the same may be amended from time to time without the prior written consent of Silver Wheaton; provided, however, that the prior written consent of Silver Wheaton shall be obtained for any amendment of either the Development Plan or the Engineering Documentation that could reasonably be expected to have an Adverse Impact (other than a delay in the expected silver or gold production), such consent not to be unreasonably withheld or delayed.  The Supplier shall promptly notify Silver Wheaton in writing of any material departure from or proposed change to the Development Plan or Engineering Documentation.  Until Completion, the Supplier shall provide Silver Wheaton quarterly progress reports no later than 45 days following the end of each fiscal quarter, updating the construction and development in respect of the Project Assets, including costs incurred but not yet paid, costs incurred and paid, and an estimate of costs still to be incurred, compared to the Development Plan and Engineering Documentation.

4.2                               Completion

(a)                                 Parent Company and the Supplier shall cause the Owner, from time to time as and when determined by them prior to the Completion Target Date, to perform a test to determine if Completion has been achieved.

(b)                                 If any Completion test confirms that Completion has been achieved, then within five Business Days of so confirming, Parent Company shall (a) deliver or cause to be delivered to Silver Wheaton a certificate signed by a director or senior officer of each of Parent Company and the Supplier (“Completion Certificate”) certifying: (i) that Completion has been achieved; (ii) a detailed calculation of the Actual Silver Production and the Target Silver Production in respect of such test and (b) make available to Silver Wheaton in accordance with Article 6, the Books and Records supporting the inputs into such determination. Unless Silver Wheaton delivers to Parent Company and the Supplier within 90 days of its receipt of the Completion Certificate a written notice that it has reasonable grounds for believing that Completion has not been achieved and specifying in reasonable detail the grounds upon which its belief is based, in which case the matter shall be determined in accordance with the provisions of Section 11.8, Completion will be deemed to have occurred on the date of the Completion Certificate.

(c)                                  If Completion has not been achieved on or before the Completion Target Date, then Parent Company shall within five Business Days of the Completion Target Date (a) deliver or cause to be delivered to Silver Wheaton a certificate signed by a director or senior officer of each of Parent Company and the Supplier certifying: (i) that Completion has not been achieved; and (ii) a detailed calculation of the Actual Silver Production and the Target Silver Production in respect of such test (if the Mineral Processing Facility was operated for any period of 90 consecutive days prior to the Completion Target Date); and (b) make available to Silver Wheaton in accordance with Article 6, the Books and Records supporting the inputs into such determination.

4.3                               Completion Target Date — Capacity Related Refund

If Completion has not been achieved on or prior to the Completion Target Date (other than in the context of a disputed Completion Certificate in respect of which the period for the payment of the Capacity Related Refund shall be extended until resolution of such Dispute), the Supplier shall refund to Silver Wheaton within 90 days of the Completion Target Date an amount (the “Capacity Related Refund”) equal to (i) the amount of the Silver Deposit plus the Gold Deposit actually advanced by Silver Wheaton to the Supplier (less any amounts repaid pursuant to Section 3.10(a) or, in the event a Termination Election was delivered pursuant to Section 3.10(d), the total number of ounces of Refined Gold deliverable to Silver Wheaton pursuant to Section 3.10(d) multiplied by [Redacted — Commercially sensitive information] [Calculation consideration.]) multiplied by the greater of: (A) 0.9 less the Actual Silver Production divided by the Target Silver Production (both being calculated in respect of the 90 consecutive day period referred to in the certificate delivered by the Supplier pursuant to Section 4.2(c)) and (B) nil.  If the Mineral Processing Facility was not operated for a period of at least 90 consecutive days prior to the Completion Target Date, or if the percentage of the Target Silver Production attained in Actual Silver Production during the 90 consecutive day period chosen by the Supplier for the calculation included in the certificate delivered by the Supplier pursuant to Section 4.2(c) was less than 10% of the Target Silver Production, then the Capacity Related Refund shall be the aggregate amount of (i) the uncredited balance of the Silver Deposit advanced by Silver Wheaton to the Supplier (less any amounts repaid pursuant to Section 3.10(a)), and (ii) the uncredited balance of the Gold Deposit advanced by Silver Wheaton to the Supplier (less, in the event a Termination Election was delivered pursuant to Section 3.10(d), the total number of ounces of Refined Gold deliverable to Silver Wheaton pursuant to Section 3.10(d) multiplied by [Redacted — Commercially sensitive information] [Calculation consideration.]).  Attached as Schedule D of this Agreement is a hypothetical working example of how the Capacity Related Refund is to be calculated.  Notwithstanding the payment of the Capacity Related Refund, the obligations of the Parties under this Agreement, including the Supplier’s obligations under Sections 2.1, 2.2, 3.10(b), 3.10(c) and 3.10(d) (if a Termination Election was delivered to the Supplier prior to payment of the Capacity Related Refund) shall continue, except that any obligation of Silver Wheaton to advance any remaining portion of the Silver Deposit or the Gold Deposit, if any, shall be extinguished.  If Actual Silver Production calculated in respect of the 90 consecutive day period referred to in the certificate delivered by the Supplier pursuant to Section 4.2(c), was less than 50% of the Target Silver Production, and Actual Silver Production is not reasonably expected to increase from and after the Completion Target Date to achieve a level of production that is economically viable, then Silver Wheaton shall have the right, at its sole discretion, to terminate this Agreement by written notice to Parent Company and the Supplier, and the Supplier shall refund to Silver Wheaton within 120 days of receipt of the written notice of termination by Silver Wheaton the full amount of (i) the uncredited Silver Deposit advanced by Silver Wheaton to the Supplier (less any amounts repaid pursuant to Section 3.10(a)) and (ii) the uncredited balance of the Gold Deposit advanced by Silver Wheaton to the Supplier (less, in the event a Termination Election is delivered pursuant to Section 3.10(d), the total number of ounces of Refined Gold deliverable to Silver Wheaton pursuant to Section 3.10(d) multiplied by [Redacted — Commercially sensitive information] [Calculation consideration.]) and all of the obligations of the Parties under this Agreement (except for such obligations that survive the termination of this Agreement in accordance with its terms) will be of no further force and effect.

ARTICLE 5
TERM

5.1                               Term

The term of this Agreement shall commence on the Effective Date and, subject to Sections 3.7, 11.2 and 11.5 shall continue until the date that is 40 years after the Effective Date (the “Initial Term”).  Silver Wheaton may terminate this Agreement at the end of the Initial Term by providing the Supplier and Parent Company, not less than 30 days prior to the expiry of the Initial Term, with written notice of its intention to terminate. If Silver Wheaton has not provided such notice prior to the expiry of the Initial Term, then this Agreement shall continue in full force and effect for successive ten year periods unless and until Silver Wheaton provides written notice to the Supplier and Parent Company terminating this Agreement at the end of the then current term; provided that if there has been no active mining operations at the Mining Properties (including, for greater certainty, where such inactivity is the result of a Political Event) during the last ten years of the Initial Term or during the entirety of any subsequent term, this Agreement shall terminate at the end of the then applicable term.

ARTICLE 6
REPORTING; BOOKS AND RECORDS

6.1                               Reporting Requirements

(a)                                 From and after the first calendar month during which silver or gold is mined, produced, extracted or otherwise recovered from the Mining Properties, the Supplier shall deliver to Silver Wheaton a Monthly Report on or before the fifteenth Business Day after the last day of each calendar month.

(b)                                 At least once every 12 months, and promptly whenever a material update to any life of mine plan in respect of the Mining Properties is adopted by management of any Hudbay PMPA Entity, the Supplier shall provide to Silver Wheaton:

(i)            the annual production forecast for silver and gold from the Mining Properties during the upcoming calendar year (to be set out on a monthly basis) and the remaining life of mine thereafter (to be set out on a yearly basis);

(ii)           the amounts of Payable Silver and Payable Gold as forecast for the upcoming calendar year (to be set out on a monthly basis) and the remaining life of mine thereafter (to be set out on a yearly basis);

(iii)          a list of assumptions used in developing the forecasts referred to in paragraphs (i) and (ii), including the types, tonnages, silver and gold grade and silver and gold  recoveries of ore from each of the Mining Properties during the applicable forecast period in the case of the production forecast; and

(iv)          a statement setting out the silver and gold Reserves and Resources for the Mining Properties and the assumptions used.

6.2                               Books and Records

Parent Company and the Supplier shall keep, and shall cause the Owner to keep, true, complete and accurate Books and Records.  Parent Company and the Supplier shall permit, and shall cause the Owner to permit, Silver Wheaton and its authorized representatives and agents to perform audits, reviews and other examinations of its Books and Records from time to time, solely for the purpose of confirming compliance with the terms of this Agreement, including the determination of Payable Silver and Payable Gold and whether Completion has been achieved, at mutually agreeable times during normal business hours and to obtain or make copies of such Books and Records.  For greater certainty, the Books and Records and all information derived therefrom shall be subject to Section 6.5 hereof.

6.3                               Technical Reports

(a)                                 Parent Company and the Supplier shall, and shall cause the Owner to, prepare technical reports on the Mining Properties in compliance with NI 43-101 as and when required by applicable laws.  Parent Company and the Supplier shall provide, or cause to be provided by the Owner, to Silver Wheaton an advance draft copy of any technical report on the Mining Properties prepared in compliance with NI 43-101 before it is filed on SEDAR or otherwise publicly announced, and in any event not less than five Business Days before it is so filed.  At the written request of Silver Wheaton and at Silver Wheaton’s cost, Parent Company and the Supplier shall use, and shall cause the Owner to use, commercially reasonable efforts to provide to Silver Wheaton:

(i)                                     qualified persons consents, qualified persons certificates or other technical data, records or information pertaining to the Mining Properties in the possession or control of any Hudbay Group Entity;

(ii)           copies of any technical report and cause the authors of such technical report to have such technical report addressed directly to Silver Wheaton and Silver Wheaton Corp. if either of them is required to file such technical reports under NI 43-101; and

(iii)          such other scientific and technical information as Silver Wheaton requests for the purpose of Silver Wheaton:

(A)                               preparing a technical report on the Mining Properties in accordance with NI 43-101; and

(B)                               complying with Silver Wheaton’s and Silver Wheaton Corp.’s disclosure obligations under applicable Securities Laws.

Silver Wheaton shall provide to the Supplier an advance draft copy of any technical report on the Mining Properties prepared in compliance with NI 43-101 before it is filed on SEDAR or otherwise publicly announced, and in any event not less than five Business Days before it is filed.

6.4                               Inspections

Subject at all times to the workplace rules and supervision of the Owner, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Mining Properties, the Supplier and Parent Company hereby grant, and shall cause the Owner to grant, to Silver Wheaton and its representatives and agents, at mutually agreeable times during normal business hours twice in each calendar year and at Silver Wheaton’s sole risk and expense, the right to access the Mining Properties and the Mineral Processing Facility, in each case to (i) monitor the Supplier’s compliance with the terms and conditions of this Agreement, (ii) prepare technical reports in accordance with NI-43-101 and as otherwise required by applicable law, (iii) confirm the physical inventory of copper concentrate and other products relating to Produced Gold; and (iv) monitor any test to achieve Completion.

6.5                               Confidentiality

(a)                                 Each Party agrees that it shall maintain as confidential and shall not disclose, and shall cause its affiliates, employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose, any information (whether written, oral or in electronic or other format) received or reviewed by such Party (a “Receiving Party”) from any other Party, its affiliates, employees, officers, directors, advisors, agents or representatives (a “Disclosing Party”) as a result of or in connection with this Agreement (“Confidential Information”), except in the following circumstances:

(i)            a Receiving Party may disclose Confidential Information to its professional advisors, including its auditors, legal counsel, lenders, brokers, underwriters and investment bankers, and other prospective acquisition or financing parties, provided each person to whom the Confidential Information is disclosed agrees to be bound by these terms of confidentiality and may only use such information for the limited purpose for which it was disclosed;

(ii)           subject to Sections 6.5(c) and 13.9, a Receiving Party may disclose Confidential Information where that disclosure is necessary to comply with any applicable law or court order, its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements or in relation to proposed credit arrangements, provided that the proposed disclosure is limited to factual matters and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled, including redacting all proprietary, structural or other confidential information of any Party prior to making such disclosure and only following the prior review of the Disclosing Party;

(iii)          a Receiving Party may disclose Confidential Information where such information is already public knowledge other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the source of such information is not known to the Receiving Party, after reasonable enquiry, to be bound by a confidentiality agreement or otherwise prohibited from transmitting the Confidential Information by a contractual, legal or fiduciary obligation;

(iv)          with the approval of the Disclosing Party; and

(v)           a Receiving Party may disclose Confidential Information to those of its and its affiliates’ directors, officers, employees and agents who need to have knowledge of the Confidential Information.

(b)                                 Each Party shall ensure that its and its affiliates’ employees, directors, officers and agents and those persons listed in Section 6.5(a)(i), where applicable, are made aware of this

Section 6.5 and comply with the provisions of this Section 6.5.  Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.  In addition, each Party has the right to pursue causes of action or other acts against such persons.

(c)                                  Prior to filing this Agreement in any public registry, filing system or depository, including SEDAR, in order to comply with applicable Securities Laws and continuous disclosure laws, the filing Party shall consult with the other Parties with respect to any proposed redactions to the Agreement in compliance with applicable Securities Laws before it is filed in any such registry, filing system or depository.

6.6                               Inventory True-Up

(a)                                 If upon completion of an inventory contemplated by Section 6.6(c), the total Unallocated Monthly Tonnage for all Monthly Lots as of the time the inventory is taken (for greater certainty, calculated as if there had been a full Offtaker Payment for all Offtaker Deliveries made prior to the time such inventory is taken) is greater than 102% of the tonnage of the actual physical inventory of copper concentrate, wheresoever located, produced from the Mining Properties that has not been subject to an Offtaker Delivery as at the time such inventory is taken, then the Supplier shall, in an amount necessary to reduce such Unallocated Monthly Tonnage to 100.5% of the tonnage of the actual physical inventory of copper concentrate (the difference between the total Unallocated Monthly Tonnage for all Monthly Lots as of the time the inventory is taken and 100.5% of the tonnage of the actual physical inventory of copper concentrate, being referred to as the “Overestimated Monthly Lots”):

(i)                                     reduce the tonnage of all Monthly Lots (“Reduced Monthly Lots”) for all calendar months occurring since the last inventory pursuant to Section 6.6(c) (or, in the case of the first inventory to occur, all Monthly Lots) by an amount equal to the tonnage of such Overestimated Monthly Lots divided by the number of Reduced Monthly Lots;

(ii)           revise and re-deliver the Monthly Reports for each of the months applying to any of the Reduced Monthly Lots;

(iii)          re-calculate what the Payable Gold would have been had the revised Monthly Lots been originally used to determine Payable Gold (taking into account both the re-calculation of Deemed Gold resulting from the Reduced Monthly Lots and the resulting increase in the grams/tonne of Deemed Gold in calculating the payable rates set forth in Schedule C) for each Offtaker Delivery that included any Unallocated Monthly Tonnage from any of the Reduced Monthly Lots in determining the Deemed Gold in such Offtaker Delivery;

(iv)                              re-calculate the current remaining Unallocated Monthly Tonnage by Monthly Lot; and

(v)                                 determine the amount of Refined Gold that should have been delivered but was not delivered to Silver Wheaton with respect to such Offtaker Deliveries  (the “Undelivered Ounces of Gold”).

Once the Undelivered Ounces of Gold have been determined, the Supplier shall deliver to Silver Wheaton within 30 days of the date such physical inventory is conducted, Refined Gold in an amount equal to the Undelivered Ounces of Gold.

(b)                                 If upon completion of an inventory contemplated by Section 6.6(c), the total Unallocated Monthly Tonnage for all Monthly Lots as of the time the inventory is taken (for greater certainty, calculated as if there had been a full Offtaker Payment for all Offtaker Deliveries made prior to the time such inventory is taken) is less than 98% of the  tonnage of the actual physical inventory of copper concentrate, wheresoever located, produced from the Mining Properties that has not been subject to an Offtaker Delivery as at the time such inventory is taken, then the Supplier shall, in an amount necessary to increase such Unallocated Monthly Tonnage to 99.5% of the tonnage of the actual physical inventory of copper concentrate (the difference between 99.5% of the tonnage of the actual physical inventory of copper concentrate and the total Unallocated Monthly Tonnage for all Monthly Lots as of the time the inventory is taken, being referred to as the “Underestimated Monthly Lots”):

(i)            increase the tonnage of all Monthly Lots (“Increased Monthly Lots”) for all calendar months occurring since the last inventory pursuant to Section 6.6(c) (or, in the case of the first inventory to occur, all Monthly Lots) by an amount equal to the tonnage of such Underestimated Monthly Lots divided by the number of Increased Monthly Lots;

(ii)           revise and re-deliver the Monthly Reports for each of the months applying to any of the Increased Monthly Lots;

(iii)          re-calculate what the Payable Gold would have been had the revised Monthly Lots been originally used to determine Payable Gold (taking into account both the re-calculation of Deemed Gold resulting from the Increased Monthly Lots and the resulting decrease in the grams/tonne of Deemed Gold in calculating the payable rates set forth in Schedule C) for each Offtaker Delivery that included any Unallocated Monthly Tonnage from any of the Increased Monthly Lots in determining the Deemed Gold in such Offtaker Delivery;

(iv)          re-calculate the current remaining Unallocated Monthly Tonnage by Monthly Lot; and

(v)                                 determine the amount of Refined Gold that should not have been delivered but was delivered to Silver Wheaton with respect to such Offtaker Deliveries  (the “Overdelivered Ounces of Gold”).

Once the Overdelivered Ounces of Gold have been determined, the Supplier shall be entitled to set off and deduct such Overdelivered Ounces of Gold from the next required deliveries of Refined Gold by the Supplier to Silver Wheaton under this Agreement and no additional payment will be due by Silver Wheaton in respect of such Overdelivered Ounces of Gold.

(c)                                  Prior to the date on which the Committed Ounces have been delivered by the Supplier to Silver Wheaton, Supplier shall perform, or cause to be performed, a physical inventory of the tonnes of copper concentrate containing Produced Gold within 12 months of the first production of copper concentrate and thereafter within 12 months of the most recent previous physical inventory. In such event:

(i)            such physical inventory shall be conducted in accordance with sound mining, processing and engineering and practices prevailing in the mining industry;

(ii)           Supplier shall provide a written report to Silver Wheaton within 30 days thereof setting out the Supplier’s determination of the physical inventory of  tonnes of copper concentrate containing Produced Gold, a detailed description of the methodology and inputs in respect of such determination, and the re-calculated amounts, Monthly Reports and other items set forth in Section 6.6(a) and Section 6.6(b);

(iii)          Silver Wheaton shall be entitled to have representatives present during such physical inventory in accordance with Section 6.4; and

(iv)          Supplier shall make available to Silver Wheaton in accordance with Section 6.2, the Books and Records supporting such determination.

6.7                               Schedule K

Supplier shall modify the methodology and procedures adopted in Schedule K in a manner acceptable to Silver Wheaton and the Supplier, each acting reasonably, if Silver Wheaton or the Supplier, from time to time, determines based on an independent review and acting reasonably, that such methodologies and procedures result in inaccuracy or bias or an unreasonable degree of variability, in the determination of Constancia Feed Gold, Pampacancha Feed Gold or Monthly Lot.

ARTICLE 7
COVENANTS

7.1                               Conduct of Operations

All decisions regarding the Mining Properties and the Mineral Processing Facility, including all decisions concerning the methods, extent, times, procedures and techniques of any (i) exploration, development and mining on the Mining Properties; (ii) leaching, milling, processing or extraction; (iii) subject to Section 7.2, materials to be introduced on or to the Mining Properties and the Mineral Processing Facility; and (iv) except as expressly provided in this Agreement, the sales of Minerals and terms thereof, shall be made by the Owner in its sole discretion.  Notwithstanding the foregoing, the Owner shall carry out and perform all mining operations and activities pertaining to or in respect of the Mining Properties and the Mineral Processing Facility in a commercially reasonable manner, and in material compliance with all applicable laws and applicable Approvals and in a manner that is not inconsistent with sound exploration, mining, processing, engineering and environmental practices prevailing in the mining industry.  In addition, the Supplier and Parent Company shall, and shall cause the Owner to, (i) not process Produced Gold through any processing facility other than the Mineral Processing Facility; (ii) ensure that all cut-off grade, short term mine planning, long term mine planning and production decisions concerning the Mining Properties shall be based on the assumption that the Owner has a full economic interest in all Produced Silver and Produced Gold, it being acknowledged by the Parties that silver and gold will represent by-products under substantially all mine plans in respect of the Mining Properties; and (iii) perform, or cause to be performed, the obligations and other matters required for the calculation of the Constancia Feed Gold, Pampacancha Feed Gold and Monthly Lot as provided in Schedule K to this Agreement.  Silver Wheaton acknowledges that, except as provided in this Agreement and in the Security Agreements, it does not have any right, title or interest in or to the Mining Properties.

7.2                               Processing/Commingling

The Owner may, and may cause each of its affiliates to, process Other Minerals through the Mineral Processing Facility in priority to, or commingle Other Minerals with, Minerals mined, produced, extracted or otherwise recovered from the Mining Properties, including the commingling of concentrates, provided: (i) the Owner (or such affiliate) has adopted and employs commercially reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors (a “Commingling Plan”), such Commingling Plan to ensure the division of Other Minerals and Produced Silver and Produced Gold for the purpose of determining the quantum of Produced Silver and Produced Gold; (ii) Silver Wheaton shall not be disadvantaged as a result of the processing of Other Minerals in priority to, or concurrently with, Produced Silver and Produced Gold, or the Supplier, the Owner and Silver Wheaton, each acting reasonably, shall have entered into an agreement to compensate Silver Wheaton for any such disadvantage; (iii) Silver Wheaton has approved the Commingling Plan, such approval not to be unreasonably withheld; and (iv) the Owner or such affiliate keeps all books, records, data, information and samples required by the Commingling Plan.  The Parties agree to amend the terms of the Completion Test, as determined appropriate by each, acting commercially reasonably, in connection with the adoption of any Commingling Plan prior to the Completion Target Date.

7.3                               Preservation of Corporate Existence

(a)                                 Subject to Section 7.3(b), each of Parent Company and the Supplier shall do all things necessary or advisable to maintain its corporate existence and, in the case of the Supplier, remain a resident corporation of British Virgin Islands or become a resident of Cayman Islands within two years from the date of this Agreement or, with the consent of Silver Wheaton (not to be unreasonably withheld or delayed), Barbados, Bermuda, Bahamas or any other country, and not become a resident in Canada for tax purposes pursuant to the Income Tax Act (Canada).  Each of Parent Company and the Supplier shall cause the Owner to do all things necessary or advisable to maintain its corporate existence and remain a Peruvian resident corporation and not become a resident in Canada for tax purposes pursuant to the Income Tax Act (Canada).

(b)                                 Subject to Section 7.7, Parent Company shall not consolidate, amalgamate with, or merge with or into, or Transfer all or substantially all of its assets to, or reorganize, reincorporate or reconstitute into or as another entity, or continue to any other jurisdiction unless at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, Transfer or continuance, the resulting, surviving or transferee entity assumes in favour of Silver Wheaton all the obligations of Parent Company under this Agreement and any Security Agreement to which Parent Company is a party.

(c)                                  Subject to Sections 7.3(a) and 7.7, the Supplier shall not consolidate, amalgamate with, or merge with or into, or reorganize, reincorporate or reconstitute into or as another entity, or continue to any other jurisdiction unless: (i) at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or continuance, the resulting, surviving or transferee entity assumes in favour of Silver Wheaton all  obligations of the Supplier under this Agreement and any Security Agreement to which the Supplier is a party; (ii) there is no increase in any Tax payable by Silver Wheaton as determined with reference to the Tax laws in effect or proposed at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or continuance, and (iii) the successor entity of the Supplier shall have the same residency for Tax purposes pursuant to the Income Tax Act (Canada) following the transaction as prior thereto; and provided further that the Parties will co-operate in good faith so as to not adversely affect the Tax payable by another Party.

7.4                               Adverse Impact to Payable Silver and Payable Gold

The Supplier and Parent Company shall, to the extent they are reasonably able to, notify and consult with Silver Wheaton regarding any matter concerning the Mining Properties that has or is reasonably likely to have an Adverse Impact.  The Supplier and Parent Company shall seek to comply with this Section 7.4, to the extent commercially reasonable, prior to any public announcement regarding the matter.

7.5                               Owner of Project Assets

Subject to Section 7.3 and Section 7.7, and except as provided in Section 7.8, Parent Company and the Supplier shall cause the Owner to be the only legal and beneficial owner of the Project Assets, and Parent Company and the Supplier shall ensure that no person other than the Owner holds or acquires any ownership right, title or interest in or to the Project Assets.  Subject to the last paragraph of Section 7.7, Parent Company and the Supplier shall cause the Owner to maintain the Mining Properties in good standing and, in all material respects, all Approvals related thereto.  Notwithstanding the foregoing, this Section 7.5 shall not restrict any leased personal property (provided that the lessee is the Owner) or personal property that is equipment that is obsolete or no longer in use under the mine plan.

7.6                               Insurance

(a)                                 Parent Company and the Supplier shall maintain (or shall cause to be maintained) with reputable insurance companies, insurance (including business interruption insurance) with respect to the Project Assets and the operations of the Owner conducted on and in respect thereof against such casualties and contingencies, which shall include insurance on each shipment of Produced Silver and Produced Gold until risk of loss for such shipment has been transferred to the Offtaker, and of such types and in such amounts as is customary in the case of similar operations.

(b)                                 The Supplier shall, upon the reasonable request of Silver Wheaton at reasonable intervals no more than once per year, furnish to Silver Wheaton a certificate setting forth the nature and extent of all insurance maintained by or on behalf of the Owner in accordance with Section 7.6(a).  The Supplier shall, upon the request of Silver Wheaton, provide Silver Wheaton with copies of all insurance policies as in effect from time to time relating to the Mining Properties.

(c)                                  To the extent Silver Wheaton has an Encumbrance in or over the Collateral pursuant to the Security Agreements, all of the insurance policies relating to the Mining Properties and the operations conducted thereon (and all policies of reinsurance issued in connection therewith) shall specify Silver Wheaton as a loss payee and contain such endorsements in favour of Silver Wheaton as it shall reasonably require, including that the policy shall not be invalidated as against Silver Wheaton by reason of any action or failure to act of any Hudbay Group Entity or any other person.

(d)                                 Parent Company and the Supplier, acting reasonably, shall not at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

(e)                                  Where a Hudbay Group Entity receives payment under any insurance policy in respect of a shipment of Produced Silver or Produced Gold that is lost or damaged before the risk of loss or damage is transferred to the Offtaker, the Supplier shall sell and deliver to Silver Wheaton (without duplication to the extent previously sold and delivered to Silver Wheaton by the Supplier) an amount of Refined Silver or Refined Gold, as applicable having a value on the date of delivery (based on the Silver Market Price or Gold Market Price, as applicable) of 100% of the amount of the insurance payment received by the Hudbay Group Entity in respect of such Produced Silver and 50% of the amount of the insurance payment received by the Hudbay Group Entity in respect of such Produced Gold lost or damaged.

7.7                               Transfers and Change of Control

Parent Company and the Supplier shall not, and shall ensure that the Owner and any subsidiary of the Supplier, the Owner or Parent Company to which the Mining Properties or the Mineral Processing Facility have been Transferred in accordance with Section 7.7(d), does not:

(a)                                 Transfer, in whole or in part, the Mining Properties or the Mineral Processing Facility or any right, title or interest therein; or

(b)                                 agree to, or enter into, any agreement, arrangement or other transaction with any person that would cause, or otherwise allow or permit to exist, a Change of Control of the Supplier or the Owner or any subsidiary of the Supplier, the Owner or Parent Company to which the Mining Properties or the Mineral Processing Facility have been Transferred in accordance with Section 7.7(d), except, in each case:

(c)                                  if, in the case of a Change of Control of the Supplier or the Owner, or any subsidiary of the Supplier, the Owner or Parent Company to which the Mining Properties or the Mineral Processing Facility have been Transferred in accordance with Section 7.7(d), or a Transfer of the Mining Properties or the Mining Processing Facility to a person that is not Parent Company or an affiliate of Parent Company:

(i)                                     the Supplier or Parent Company shall have provided Silver Wheaton with at least 30 days prior written notice of the proposed Transfer or Change of Control;

(ii)                                  in the case of a Transfer of the Mining Properties or the Mineral Processing Facility:

(A)                               the Owner and any subsidiary of the Supplier, the Owner and Parent Company to which the Mining Properties or the Mineral Processing Facility have been Transferred in accordance with Section 7.7(d), Transfers all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) to the same transferee;

(B)                               the Supplier Transfers and assigns its rights and obligations under this Agreement to an affiliate of the transferee concurrently with any such Transfer, and such affiliate (i) assumes in favour of Silver Wheaton all of the Supplier’s obligations under this Agreement pursuant to an agreement in form and substance satisfactory to Silver Wheaton, acting reasonably and (ii) shall have the same residency for tax purposes pursuant to the Income Tax Act (Canada) as the Supplier had immediately prior to the Transfer; and provided further that the Parties will co-operate in good faith so as to not adversely affect the Tax payable by another Party;

(C)                               the transferee complies with the conditions set forth in Sections 3.3(a), 3.3(b), 3.4(e) and 3.4(f) as such sections pertain to such transferee, including an opinion as to the title to the Mining Properties; and

(D)                               the transferee and the affiliates of such transferee referenced in Section 8.1(c), grant the same charges and security interests in, to and over the Collateral, and enters into the same Security Agreements entered into by the Owner and the Supplier, and their respective affiliates pursuant to Section 8.1;

(iii)                               the (x) affiliate of the transferee or the person acquiring control of the Supplier or the Owner, or any subsidiary of the Supplier, the Owner or Parent Company to which the Mining Properties or the Mineral Processing Facility have been Transferred in accordance with Section 7.7(d), which affiliate is not controlled by any other person, or (y) the transferee, or the person acquiring control of the Supplier or the Owner, if not itself controlled by another person:

(A)                               assumes in favour of Silver Wheaton all of the obligations of Parent Company under this Agreement pursuant to an agreement in form and substance satisfactory to Silver Wheaton, acting reasonably; provided that such assumption shall not release Parent Company of its obligations under this Agreement and such obligations shall be confirmed by Parent Company, unless Silver Wheaton agrees in its reasonable discretion, that the financial strength, covenant and wherewithal of the person assuming the obligations of Parent Company under this Agreement, is equivalent to or greater than that of Parent Company prior to such Transfer; and

(B)                               complies with the conditions set forth in Sections 3.3(a), 3.3(b), 3.4(e) and 3.4(f) as such sections pertain to such affiliate or transferee;

(iv)                              in the case of a Change of Control of the Supplier or the Owner, or any subsidiary of the Supplier, the Owner or Parent Company to which the Mining Properties or the Mineral Processing Facility have been Transferred in accordance with Section 7.7(d):

(A)                               there is a similar Change of Control of all of the subsidiaries of the Supplier and the Owner, such subsidiaries of Parent Company and the Supplier itself to the same person; and

(B)                               the person acquiring control of the Supplier, its subsidiaries and such subsidiaries of Parent Company and the Owner, and the affiliates of such person, grants the same charges and security interests in and to the Collateral contemplated by Section 8.1;

(v)           there is no Supplier Event of Default (or an event which with notice or lapse of time or both would become a Supplier Event of Default) that has occurred and is continuing;

(vi)          there is no increase in any Tax payable by Silver Wheaton as determined with reference to the Tax laws in effect or proposed at the time of such Change of Control; provided that the Parties will co-operate in good faith so as to not adversely affect the Tax payable by another Party; and

(vii)         Silver Wheaton does not reasonably expect such Transfer or Change of Control to have an Adverse Impact (where, in the definition of “Adverse Impact”, the reference to “Parent and the Supplier” shall instead refer to “transferee entity” for the purposes of this Section 7.7(c)(vi));

(d)                                 if, in the case of a Transfer of the Mining Properties or the Mineral Processing Facility to Parent Company or a subsidiary of Parent Company:

(i)                                     Parent Company provides a confirmation in favour of Silver Wheaton that its obligations under this Agreement shall continue in full force and effect despite any such Transfer; and

(ii)           if all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) are Transferred to the same transferee, then the provisions of Sections 7.7(c)(i), 7.7(c)(ii)and 7.7(c)(v) are complied with mutatis mutandis; or

(iii)          if less than all of the Project Assets are Transferred to one or more Hudbay PMPA Entities and/or one or more other directly or indirectly wholly-owned subsidiaries of Parent Company (provided that the maximum number of entities to which such Transfers will occur shall not exceed five (5)), then:

(A)                               the provisions of Sections 7.7(c)(i), 7.7(c)(ii)(C) and 7.7(c)(ii)(D) and 7.7(c)(v)  are complied with mutatis mutandis; and

(B)                               the Supplier provides a confirmation in favour of Silver Wheaton that its obligations under this Agreement shall continue in full force and effect despite any such Transfer; and

(iv)                              there shall not be an increase in any Tax payable by Silver Wheaton as determined with reference to the Tax laws in effect or proposed at the time of such Transfer; provided that the Parties will co-operate in good faith so as to not adversely affect the Tax payable by another Party;

(e)                                  notwithstanding Sections 7.7(a) and 7.7(b), the Owner, HudBay Peru Inc. or any direct owner of the Project Assets may enter into a minority interest disposition, joint venture or other similar commercial arrangement with another person that is not a Hudbay Group Entity with respect to the Mining Properties provided that:

(i)            the Supplier or Parent Company shall have provided Silver Wheaton with at least 30 days prior written notice of the proposed disposition, joint venture or other similar commercial arrangement;

(ii)           Parent Company retains at least a 50% indirect ownership interest in the Mining Properties;

(iii)          the Owner is at all times the operator of the Mining Properties;

(iv)          such other person agrees in a document, or documents, acceptable to Silver Wheaton, acting reasonably, with the Supplier, Silver Wheaton and any other such person to acknowledge and confirm the obligations of the Supplier under this Agreement and the Security Agreements, including the granting to Silver Wheaton of all the security interests in and to the Mining Properties contemplated thereunder;

(v)           such other person does not acquire any legal title in and to any of the Project Assets;

(vi)          all filings have been made and all other actions have been taken that are required in order for Silver Wheaton to continue at all times following such transaction to have the valid and perfected security interest contemplated by Section 8.1;

(vii)         such other person complies with the conditions set forth in Sections 3.3(a), 3.3(b), 3.4(e), and 3.4(f) as it pertains to such other person, including an opinion as to the title to the Mining Properties if such other person acquires any registered or recorded and legal right, title or interest in and to any of the Mining Properties; and

(viii)        there is no Supplier Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a Supplier Event of Default); or

(f)                                   with the prior written consent of Silver Wheaton, such consent not to be unreasonably withheld or delayed;

provided that, for greater certainty, if the Owner intends to abandon, surrender, relinquish or let lapse any of the Mining Properties, the Owner shall have determined, acting commercially reasonable, that it is not economical to mine the Minerals from the Mining Properties that it proposes to abandon, surrender, relinquish or let lapse.

7.8                               Encumbrances

The Supplier and Parent Company shall not, and shall cause the Owner to not, grant or allow to exist an Encumbrance, other than the Permitted Encumbrances, in respect of, all or any of the Project Assets, in favour of any other person (the “Secured Party”) unless the Secured Party:

(a)                                 enters into an inter-creditor agreement in accordance with Section 8.3; or

(b)                                 agrees in advance in writing in favour of Silver Wheaton on terms satisfactory to Silver Wheaton acting reasonably:

(i)                                     to assume, be bound by and made subject to the terms of this Agreement applying to the Supplier, Parent Company and the Owner as though it was an original party thereto in the event it takes possession of or forecloses on the Mining Properties or the Mineral Processing Facility, and to cause any person that acquires all or any part of the Mining Properties or the Mineral Processing Facility or acquires control of the Supplier or the Owner in connection with any enforcement action of the Secured Party to so assume, be bound by and made subject to the terms of this Agreement;

(ii)           in the event that this Agreement is terminated or disclaimed through, as part of or as a result of any Insolvency Event, to enter into a new precious metals purchase agreement with Silver Wheaton on substantially similar terms as this Agreement, and to cause any resulting transferee that acquires all or any part of the Mining Properties or the Mineral Processing Facility, or acquires control of the Supplier, in connection with any enforcement action of the Secured Party resulting from or as part of an Insolvency Event to enter into a precious metals purchase agreement with Silver Wheaton on substantially the same terms as this Agreement; and

(iii)          to cause any Transfer of the Mining Properties or the Mineral Processing Facility or any right, title or interest therein or any Change of Control of the Supplier, that occurs pursuant to or in connection with any enforcement of such Encumbrance or any Insolvency Event, to be made subject to this Agreement and otherwise undertaken in accordance with this Section 7.8, including if this Agreement is terminated or disclaimed through, as a part of or as a result of any Insolvency Event.

7.9                               Offtake Agreements

(a)                                 The Supplier and Parent Company shall cause all terms and conditions relating to silver and gold, to the extent affecting Silver Wheaton’s rights, entitlements or benefits to Refined Silver and Refined Gold (but excluding any terms or conditions setting out payable silver rates, payable gold rates, pricing or Offtaker Charges), of any Offtake Agreements entered into by a Hudbay Group Entity to be on commercially reasonable arm’s length terms and conditions for concentrates or doré bars similar in make-up and quality to those derived from the Mining Properties; provided that this Section 7.9(a) shall not restrict or limit the ability of the Owner to deal with the Minerals (other than silver and gold).  An Offtake Agreement shall be deemed to be on commercially reasonable arm’s length terms and conditions if such agreement contains substantially economically equivalent terms and conditions relating to silver or gold as the terms and conditions relating to Minerals other than Produced Silver and Produced Gold.  The Supplier shall provide a copy of any Offtake Agreement to Silver Wheaton upon request from time to time.

(b)                                 The Supplier and Parent Company shall take commercially reasonable steps to enforce, and shall cause each Hudbay Group Entity that is a party to an Offtake Agreement to enforce, any Hudbay Group Entity’s rights and remedies under such Offtake Agreement with respect to any breaches of the terms or conditions thereof relating to silver or gold to the extent affecting Silver Wheaton’s rights, entitlements or benefits to Refined Silver or Refined Gold or both (but excluding any terms or conditions relating to payable silver rates, payable gold rates, pricing or Offtaker Charges).  The Supplier shall notify Silver Wheaton in writing when any such dispute arising out of or in connection with any such Offtake Agreement is commenced and shall provide Silver Wheaton with timely updates of the status of any such dispute and the final decision and award of the court or arbitrator with respect to such dispute, as the case may be.

7.10                        Right of First Refusal

(a)                                 If any Hudbay Group Entity (the “Vendor”) receives a definitive offer from a third party (other than Parent Company or an affiliate thereof) that would be binding upon acceptance by the Vendor, to purchase a ROFR Interest (a “Third Party Offer”), and the Vendor is willing to accept that Third Party Offer, then the Vendor shall, by notice in writing delivered to Silver Wheaton, offer to sell all, but not less than all, of the ROFR Interest so sought to be purchased by the third party under the Third Party Offer to Silver Wheaton at the same price and otherwise upon the same terms and conditions as are contained in the Third Party Offer, and to provide to Silver Wheaton the same information with respect to the ROFR Interest provided by any Hudbay Group Entity to such third party (the “ROFR Offer”); provided that, if the Third Party Offer includes non-cash consideration that is personal to the third party (including shares of the third party), then Silver Wheaton shall be entitled to substitute such non-cash consideration with cash or non-cash consideration that is personal to Silver Wheaton (including shares of Silver Wheaton or any of its affiliates) with the same or greater value, liquidity and marketability as the third party’s non-cash consideration; and further provided that, if the Third Party Offer includes the purchase of any asset other than a ROFR Interest from Vendor, then the ROFR Offer shall similarly include such other assets.

(b)                                 Silver Wheaton may, within 45 days from the date of delivery of the ROFR Offer, accept the ROFR Offer by notice in writing delivered to the Vendor, in which event it shall then become a binding agreement of purchase and sale between Silver Wheaton and the Vendor at the price and upon the terms and conditions contained in the ROFR Offer; provided that, if so elected by Silver Wheaton in its acceptance notice and without affecting the binding nature of the agreement between the Vendor and Silver Wheaton, Silver Wheaton may require that the terms and conditions contained in the ROFR Offer be amended to require that silver and gold sales and deliveries be sold and delivered to Silver Wheaton pursuant to a transaction structure substantially similar to the transaction structure contemplated by this Agreement (including the use of non-Canadian entities and non-U.S. entities as being the counterparties required to deliver silver and gold to Silver Wheaton) rather than as contemplated in the ROFR Offer; provided that such amendment does not adversely change the economic substance of the amended ROFR Offer as compared to the Third Party Offer.

(c)                                  If Silver Wheaton does not accept the ROFR Offer, then the Vendor shall be free to sell all (but not less than all) of such ROFR Interest to the applicable third party pursuant to the Third Party Offer.  If the Vendor and the third party have not entered into a binding, written agreement pertaining to all (but not less than all) of such ROFR Interest (the “Third Party Agreement”) within 90 days of the expiry of the 45-day period set forth in Section 7.10(b), then the Supplier and the Vendor shall again be required to comply with the terms of this Agreement with respect to that Third Party Offer before selling the ROFR Interest that is the subject to the Third Party Offer to a third party.  The Supplier shall provide Silver Wheaton with a copy of the Third Party Agreement promptly once it is executed and delivered, and shall execute and deliver to Silver Wheaton at the completion of the transactions contemplated by the Third Party Agreement a certificate of a senior officer of the Supplier certifying that the sale of the ROFR Interest to the third party was completed pursuant to the terms of the Third Party Offer.

(d)                                 For the avoidance of doubt:

(i)                                   this Section 7.10 is intended to apply, mutatis mutandis, to any offer made by a Vendor to any third party to sell a ROFR Interest, with such changes as are necessary to make this Section 7.10 applicable thereto;

(ii)                                a Vendor shall be entitled at any time to negotiate with any third party the terms upon which such third party may purchase a ROFR Interest, provided that before such terms are accepted, the Vendor complies with this Section 7.10; and

(iii)                             this Section 7.10 shall not apply to any (A) silver or gold spot sales, (B) silver or gold forward sales or options or other silver or gold sales or silver or gold loans to a financial institution or bullion bank, (C) internal transfers among any of Parent Company and its affiliates, (D) any private or public offering of securities that are backed by silver or gold, paid in silver or gold, priced based on silver or gold prices or have payment obligations based on silver or gold prices, (E) transfer of any equity interest in the Supplier or (F) any Offtake Agreement.

ARTICLE 8
SECURITY

8.1                               Security

(a)                                 Parent Company and the Supplier shall each cause the Owner to: (i) to execute and deliver a guarantee in favour of Silver Wheaton, in form and substance satisfactory to Silver Wheaton, acting reasonably, guaranteeing the payment and performance, when due, of all PMPA Obligations; and (ii) grant, as security for its obligations under such guarantee, to and in favour of Silver Wheaton, first ranking charges and security interests, subject only to Prior Ranking Permitted Encumbrances (including, for greater certainty, the Equipment Financing Facility), in, to and over all present and after-acquired property and assets of the Owner including, without limitation, (i) the Project Assets (but excluding, subject to Section 8.1(i), the Excepted Surface Lands), and including all present and after-acquired personal property of the Owner used in connection with, relating to or arising out of, in whole or in part, the Mining Properties, and (ii) the Produced Silver and Produced Gold, and in each case including all proceeds thereof (the “Owner Collateral”), all pursuant to one or more agreements (collectively, the “Owner Security Agreements”), in form and substance satisfactory to Silver Wheaton, acting reasonably, it being acknowledged by the Parties that such guarantee will provide that Silver Wheaton will not enforce such guarantee without first requesting from the Supplier that any amounts owing to Silver Wheaton under such guarantee be so delivered to the Supplier by the Owner or another Hudbay Group Entity and such amounts remain outstanding five business days following such notice.

(b)                                 Parent Company, the Supplier and the Owner shall cause each subsidiary of the Supplier or the Owner, as applicable, having an interest in and to, now or in the future, the Mining Properties, the Project Assets and/or Produced Silver and Produced Gold to: (i) to execute and deliver a guarantee in favour of Silver Wheaton, in form and substance satisfactory to Silver Wheaton, acting reasonably, guaranteeing the payment and performance, when due, of all PMPA Obligations; and (ii) grant, as security for its obligations under such guarantee, to and in favour of Silver Wheaton, first ranking charges and security interests, subject only to Prior Ranking Permitted Encumbrances, in, to and over (i) the Project Assets, including all present and after-acquired personal property of the Supplier used in connection with, relating to or arising out of, in whole or in part, the Mining Properties, and (ii) the Produced Silver and Produced Gold, and in each case including all proceeds thereof (the “Subsidiary Collateral”), all pursuant to one or more agreements (collectively, the “Subsidiary Security Agreements”), in form and substance satisfactory to Silver Wheaton, acting reasonably.

(c)                                  Parent Company and the Supplier shall cause each affiliate of a Hudbay PMPA Entity to whom any debt, liability or obligation is owed by a Hudbay PMPA Entity, to execute and deliver a written assignment and postponement of claims (or the equivalent security instrument under Peruvian law) (the “Assignment, Subordination and Postponement of Claims”), in favour of and in form and substance satisfactory to Silver Wheaton, acting reasonably, that assigns, by way of a security interest and subject only to the Prior Ranking Permitted Encumbrances, all such debts, liabilities or obligations to Silver Wheaton and subordinates and postpones the enforcement of any such debts, liabilities and obligations and the realization of any charges or security interests to secure such claims to the Security Agreements and, from and after a Supplier Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Supplier Event of Default, and until such Supplier Event of Default is remedied, subordinates and postpones the payment of all such debt, liabilities and obligations to the payment in full of all debts, liabilities and obligations of the Supplier to Silver Wheaton.

(d)                                 The Supplier and the Owner shall not, and Parent Company shall cause the Supplier and the Owner to not, for so long as a Supplier Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Supplier Event of Default, continues, make any Distribution other than a Permitted Distribution.

(e)                                  The Supplier and Parent Company shall cause the Owner to enter into and deliver a trust agreement (the “SW Trust Agreement”) with a third party trustee (the “Trustee”), within 60 days from the date hereof, provided that:

[Redacted — Commercially sensitive information] [Agreement to terms and conditions]

(f)                                   Parent Company and the Supplier shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as Silver Wheaton may from time to time reasonably require to obtain, perfect and maintain first ranking prior perfected charges and security interests in, to and over all of the Collateral, subject only to Prior Ranking Permitted Encumbrances.

(g)                                  Parent Company and the Supplier shall not, and shall cause each affiliate of Parent Company and the Supplier to not, contest in any manner the effectiveness, validity, binding nature or enforceability of this Agreement or any of the Silver Wheaton Security.

(h)                                 Where, for a consecutive 18 month period: (i) there has not been any mining, production, extraction or other recovery of silver or gold from the Mining Properties or any Offtaker Payments in circumstances where there are not sufficient Reserves to economically support a mining operation in respect of the Mining Properties; (ii) it is not reasonably foreseeable that mining, production, extraction or other recovery of silver or gold will resume; and (iii) there is no Supplier Event of Default (or an event which, with notice or lapse of time or both, would become a Supplier Event of Default),  then, upon the request of the Supplier, Silver Wheaton shall terminate and discharge the Silver Wheaton Security in all Collateral as promptly as reasonably possible, other than as may be necessary to maintain a charge and security interest in, to and over the Mining Properties and any Produced Silver or Produced Gold in existence as of such date; provided that, if at any time after the termination and discharge of the Silver Wheaton Security, Produced Silver or Produced Gold is derived from the Mining Properties, the charges and security interests that were terminated and discharged pursuant to this Section 8.1(h) shall immediately be reinstated and Parent Company and the Supplier shall cause all such further agreements, instruments and documents to be executed and delivered, and shall do all such further acts and things to be done, as Silver Wheaton may reasonably require to obtain and perfect a charge and security interest in, to and over such Collateral.

(i)                                     [Redacted — Commercially sensitive information] [Agreement to terms and conditions].

(j)                                    The Parties agree to negotiate, execute and submit for registration in the Relevant Jurisdictions the Amended Security Agreements as described in Schedule I, within 60 days of signing this Agreement. The Amended Security Agreements, when executed, will not limit or terminate any of the provisions of the original Security Agreements other than as expressly set forth therein and each of the Security Agreements will remain and continue to be in full force and effect and are hereby ratified and confirmed by the Parties.

8.2                               Parent Company Guarantee

(a)                                 Except as provided in Section 7.7(c)(iii), until the date on which Completion is achieved pursuant to the terms of this Agreement, Parent Company hereby absolutely, unconditionally and irrevocably guarantees in favour of Silver Wheaton the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by the Supplier pursuant to this Agreement (collectively, the “Guaranteed Obligations”) and shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by the Supplier; provided that Parent Company’s liability under this Section 8.2 shall not exceed the aggregate uncredited balance of the Deposit.  The foregoing agreement of Parent Company is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part.

(b)                                 The obligations of Parent Company under this Section 8.2 are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and Parent Company hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(i)            any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any of the Guaranteed Obligations;

(ii)           any modification or amendment of or supplement to the Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder including any amendment to this Agreement (other than this Section 8.2) for which Parent Company’s consent was not obtained;

(iii)          any release, non-perfection or invalidity of the Security Agreements;

(iv)          any Insolvency Event affecting the Supplier or any other person or their property;

(v)           except as provided in Section 7.7(c)(iii), any change in the control of the Supplier or the Owner;

(vi)          the existence of any claim, set-off or other rights which Parent Company may have at any time against the Supplier, Silver Wheaton or any other person;

(vii)         any invalidity, illegality or unenforceability relating to or against the Supplier or any provision of applicable law or regulation purporting to prohibit the payment by the Supplier of any amount in respect of the Guaranteed Obligations;

(viii)        any limitation, postponement, prohibition, subordination or other restriction on the rights of Silver Wheaton to payment of the Guaranteed Obligations;

(ix)          any release, substitution or addition of any co-signer, endorser or other guarantor of the Guaranteed Obligations;

(x)           any defence arising by reason of any failure of Silver Wheaton to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any Guaranteed Obligations or the existence, creation or incurring of new or additional Guaranteed Obligations;

(xi)          any defence arising by reason of any failure of Silver Wheaton to proceed against the Supplier or any other person, to proceed against, apply or exhaust the Security Agreements, or to pursue any other remedy in the power of Silver Wheaton whatsoever;

(xii)         any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(xiii)        any defence arising by reason of any incapacity, lack of authority, or other defence of the Supplier or any other person, or by reason of any limitation, postponement, prohibition on Silver Wheaton’s right to payment of any Guaranteed Obligations, or by reason of the cessation from any cause whatsoever of the liability of the Supplier or any other person in respect of any Guaranteed Obligations, or by reason of any act or omission of Silver Wheaton or others which directly or indirectly results in the discharge or release of the Supplier or any other person or all or any part of the Guaranteed Obligations or the Security Agreements, or any guarantee therefor, whether by contract, operation of law or otherwise;

(xiv)        any defence arising by reason of any failure by Silver Wheaton to obtain, perfect or maintain a perfected or prior (or any) security interest in or lien or encumbrance upon any property of the Supplier or any other person under the Security Agreements, or by reason of any interest of Silver Wheaton in any property, whether as supplier thereof or the holder of a security interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by Silver Wheaton of any right to recourse or collateral;

(xv)         any defence arising by reason of the failure of Silver Wheaton to marshal any property;

(xvi)        any defence based upon any failure of Silver Wheaton to give to the Supplier or Parent Company notice of any sale or other disposition of any property securing any Guaranteed Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of Silver Wheaton to comply with any applicable law in enforcing any security interest in or lien upon any such property under the Security Agreements, including any failure by Silver Wheaton to dispose of any such property in a commercially reasonable manner;

(xvii)       any dealing whatsoever with the Supplier or any other person or the Security Agreements, whether negligently or not, or any failure to do so;

(xviii)      any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Supplier or any other person, including any discharge of, or bar against collecting, any Guaranteed Obligations, in or as a result of any such proceeding; or

(xix)        any other act or omission to act or delay of any kind by the Supplier, Silver Wheaton, or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this paragraph, constitute a legal or equitable discharge, limitation or reduction of the obligations of Parent Company hereunder (other than the payment or performance in full of all of the Guaranteed Obligations).

(c)                                  The provisions of this Section 8.2 apply (and the waivers set out herein will be effective) even if the effect of any action (or failure to take action) by Silver Wheaton is to destroy or diminish any subrogation rights of Parent Company or any rights of Parent Company to proceed against the Supplier or any other person for reimbursement or to recover any contribution from any other guarantor or any other right or remedy of Parent Company.

(d)                                 Silver Wheaton shall not be bound to exhaust its recourse against the Supplier or any other persons or to realize on the Security Agreements before being entitled to payment or performance from Parent Company under this Section 8.2 and Parent Company hereby renounces all benefits of discussion and division.

(e)                                  This Section 8.2 shall continue and apply to any ultimate unpaid or unperformed balance of the Guaranteed Obligations and shall be reinstated if at any time payment or performance of any of the Guaranteed Obligations is rescinded or must otherwise be returned or reversed by Silver Wheaton upon the occurrence of an Insolvency Event applicable to the Supplier or for any other reason whatsoever, all as though such payment or performance had not been made.

(f)                                   In the event that Silver Wheaton shall receive any payments or performance on account of the Guaranteed Obligations from Parent Company, the realization of the Security Agreements or otherwise, Parent Company shall have no right to make any claims for repayment or contribution or to exercise any rights of subrogation against any Hudbay PMPA Entity, and all such rights are hereby expressly waived, until the Guaranteed Obligations have been fully and completely paid, performed or otherwise satisfied.

(g)                                  In the event of an Insolvency Event applicable to the Supplier or in the event that the Supplier shall make a bulk sale of any of its assets within the bulk transfer provisions of any applicable legislation or any composition with creditors or scheme of arrangement, Silver Wheaton shall have the right to rank in priority to Parent Company for its claim in respect of the Guaranteed Obligations and to receive all dividends or other payments in respect thereof until the Guaranteed Obligations have been fully and completely paid, performed or otherwise satisfied, all without prejudice to its claim against Parent Company who shall continue to be liable for any remaining unpaid or unperformed balance of the Guaranteed Obligations.

8.3                               Inter Creditor Agreement

(a)                                 If any Hudbay PMPA Entity wishes to grant an Encumbrance (other than an Encumbrance set out in clauses (v) or (vi) of the definition of “Permitted Encumbrances”) over any Collateral to any Lenders as security for the payment or performance of any Financing, then Silver Wheaton agrees to enter into an inter-creditor agreement (in each such case, an “Inter-creditor Agreement”) with the Lenders (such agreement to be negotiated in good faith), on the principal terms and conditions set out in Schedule H. [Redacted — Commercially sensitive information] [Agreement to terms and conditions].

(b)                                 [Redacted — Commercially sensitive information] [Agreement to terms and conditions].

(c)                                  As and when the Supplier or an applicable Hudbay Group Entity considers any replacement Financing or an additional Financing where an Inter-creditor Agreement is required by the terms of the Agreement, the Supplier will notify Silver Wheaton and, as soon as practicable following the Supplier’s receipt of the initial draft of the proposed Inter-creditor Agreement, provide such initial draft to Silver Wheaton accompanied by all material details of the Financing and the proposed security in favour of such Lenders that are reasonably necessary for Silver Wheaton to consider whether the proposed Inter-creditor Agreement (a “Proposed Inter-creditor Agreement”) meets the requirements of paragraph (a) above and Schedule H.  Silver Wheaton shall have five Business Days following its receipt of any Proposed Inter-creditor Agreement to notify the Supplier that it accepts or rejects the Proposed Inter-creditor Agreement.  If Silver Wheaton rejects the Proposed Inter-creditor Agreement or any aspect thereof, Silver Wheaton, acting in good faith, shall participate in negotiations with the proposed Lenders in a bona fide effort to finalize such inter-creditor agreement. For purposes of this Section 8.3, the revised version of the inter-creditor agreement that the proposed Lender and the Supplier would be prepared to enter into in accommodation of Silver Wheaton pursuant to the immediately preceding sentence shall be referred to hereafter as the “Intermediate Inter-creditor Agreement”.  If, within five Business Days following the date on which Silver Wheaton shall have notified the Supplier that it has rejected the Proposed Inter-creditor Agreement, Silver Wheaton and the proposed Lenders have not finalized the terms of an inter-creditor agreement, Supplier shall provide to Silver Wheaton the Intermediate Inter-creditor Agreement on such fifth Business Day, and on the fifth Business Day following Silver Wheaton’s receipt of the Intermediate Inter-creditor Agreement, Silver Wheaton shall (i) notify the Supplier of the provisions or aspects of the Intermediate Inter-creditor Agreement which it considers to not to meet the requirements of paragraph (a) above and Schedule H, and (ii) provide the Supplier with a modified version of the Intermediate Inter-creditor Agreement that it would be prepared to execute (the “Stipulation and Proposal”).  A failure of Silver Wheaton to notify the

Supplier by the end of the fifth Business Day following Silver Wheaton’s receipt of the Proposed Inter-creditor Agreement that it rejects the Proposed Inter-creditor Agreement or any aspect thereof shall be construed as an acceptance of the Proposed Inter-creditor Agreement, and a failure of Silver Wheaton to provide the Stipulation and Proposal on the fifth Business Day following Silver Wheaton’s receipt of the Intermediate Inter-creditor Agreement shall be construed as an acceptance of the Intermediate Inter-creditor Agreement; and, in either instance, Silver Wheaton shall thereafter be bound to execute and deliver the applicable inter-creditor agreement in furtherance of the Financing.

(d)                                 In any case where Silver Wheaton and the proposed Lenders have been unable to finalize an inter-creditor agreement as set forth above, the Supplier may submit the matter to the expedited arbitration process set forth in Annex 1 to Schedule H for a determination of which of the Intermediate Inter-creditor Agreement or the Stipulation and Proposal best meet the principles of paragraph (a) above and Schedule H.

(e)                                  Silver Wheaton shall, upon the Supplier’s request, execute and deliver either the Intermediate Inter-creditor Agreement or the Stipulation and Proposal, depending upon the arbitrator’s determination referred to in paragraph (c) as to which of those documents best meets the principles of paragraph (a) above and Schedule H.

(f)                                   The Parties acknowledge that Schedule H in some cases uses terms with initial capital letters that do not conform to defined terms herein and such Schedule H shall be read mutatis mutandis until such time, if any, as such Schedule H may be amended and restated to, among other things, make such conforming changes.  In addition, the Parties acknowledge that Schedule H also contains references to another transaction being entered into on the Silver Closing Date and that for purposes of this Agreement, Schedule H shall be read as if such other references were not contained in such Schedule until such time, if any, as Schedule H is amended and restated to, among other things, remove such references.

(g)                                  The Parties acknowledge that Annex 1 to Schedule H reflects their basic agreement as to the schedule and procedures of any arbitration contemplated in this Section 8.3 and, accordingly, shall act reasonably and in good faith to confirm Annex 1 or make supplemental amendments to conform it to the Arbitration Rules having regard for these intended schedule and procedures on or prior to the Silver Closing Date.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1                               Representations and Warranties of Parent Company and the Supplier

Each of Parent Company and the Supplier, acknowledging that Silver Wheaton is entering into this Agreement in reliance thereon, hereby jointly and severally make the representations and warranties to Silver Wheaton set forth in Schedule F.

9.2                               Representations and Warranties of Silver Wheaton

Silver Wheaton, acknowledging that the Supplier and Parent Company are entering into this Agreement in reliance thereon, hereby makes the representations and warranties to the Supplier and Parent Company set forth in Schedule G. In the event Silver Wheaton elects to pay the Gold Deposit by way of the Gold Deposit Cash Payment, then the representations and warranties set out in paragraph 9 to 17 of Schedule G shall be deemed not to have been provided by Silver Wheaton hereunder and no remedy with respect to any inaccuracy, default or breach thereof shall be available to Supplier or Parent Company (including indemnification under Section 11.6 with respect thereto).

9.3                               Survival of Representations and Warranties

The representations and warranties set forth above shall survive the execution and delivery of this Agreement.

9.4                               Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Supplier and Parent Company, it shall be deemed to refer to the actual knowledge of Parent Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel, and all knowledge which such persons would have if such person made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person as an officer of Parent Company.  Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of Silver Wheaton, it shall be deemed to refer to the actual knowledge of Silver Wheaton’s President and Silver Wheaton Corp.’s Chief Executive Officer and Chief Financial Officer, and all knowledge which such persons would have if such person made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person as an officer of Silver Wheaton or Silver Wheaton Corp., as applicable.

ARTICLE 10
POLITICAL RISK CONTROL EVENT

10.1                        Political Risk Control Event

Notwithstanding any other provision of this Agreement, upon the occurrence of a Political Risk Control Event:

(a)                                 all obligations of the Parties set out in Article 2 and Article 3, with respect to Payable Silver and Payable Gold mined, produced, extracted or otherwise recovered from the Affected Properties in respect of which an Offtaker Delivery would otherwise be made after such occurrence shall be suspended, including the Supplier’s obligation to sell Refined Silver and Refined Gold to Silver Wheaton in an amount equal to the Payable Silver and Payable Gold mined, produced, extracted or otherwise recovered from any such Affected Properties; provided, however, that (i) all obligations of the Parties under this Agreement with respect to all of the Mining Properties other than the Affected Properties shall not be suspended, and (ii) the obligation of Silver Wheaton to pay any remaining portion of the Deposit in accordance with the provisions of Article 3 will be reduced pro rata, based upon the effect of the Political Risk Control Event on the expected Actual Silver Production caused by such Affected Property;

(b)                                 in the event the Political Risk Control Event subsequently ceases to exist with respect to an Affected Property (and no other Political Risk Event then exists with respect to that Affected Property) before the end of the Initial Term or the end of any subsequent term during which the Political Risk Control Event commenced, all obligations of the Parties under this Agreement with respect to any such Affected Property suspended in accordance with Section 10.1(a) shall recommence, including the Supplier’s obligation to sell Refined Silver and Refined Gold to Silver Wheaton in an amount equal to the Payable Silver and Payable Gold resulting from such Affected Property from the time the Political Risk Control Event ceases to exist and including Silver Wheaton’s obligation to pay a proportionate amount of the Deposit if not previously paid as a result of Section 10.1(a), as of the date no Political Risk Control Event continues to exist with respect to that Affected Property; and

(c)                                  [Redacted — Commercially sensitive information] [Calculation consideration].

10.2                        Sharing of Compensation

[Redacted — Commercially sensitive information] [Calculation consideration].

ARTICLE 11
DEFAULTS AND DISPUTES

11.1                        Supplier Events of Default

Each of the following events or circumstances constitutes an event of default (each, a “Supplier Event of Default”):

(a)                                 the Supplier fails to sell and deliver Refined Silver or Refined Gold to Silver Wheaton on the terms and conditions set forth in this Agreement within 20 days of receipt of notice from Silver Wheaton notifying the Supplier of such default;

(b)                                 Parent Company is in breach or default of any of its covenants or obligation set forth in Section 8.2 of this Agreement;

(c)                                  any Hudbay PMPA Entity is in breach or default of any of its representations, warranties, covenants or obligations set forth in this Agreement or any Security Agreement in any material respect (other than a breach or default of the covenants and obligations referenced in Sections 11.1(a) and 11.1(b) and other than a breach or default that is the result of a Political Risk Control Event), and such breach or default is not remedied within 30 days following delivery by Silver Wheaton to the Supplier and Parent Company of written notice of such breach or default, or such longer period of time as Silver Wheaton may determine in its sole discretion;

(d)                                 the Owner does not observe and perform any covenant or obligation that Parent Company or the Supplier is required to cause the Owner to observe or perform under this Agreement or that otherwise relates to the Owner, in any material respect, other than a breach or default that is the result of a Political Risk Control Event, and such non-observance or non-performance is not remedied within a period of 30 days following delivery by Silver Wheaton to the Supplier and Parent Company of written notice of such non-observance or non-performance, or such longer period of time as Silver Wheaton may determine in its sole discretion;

(e)                                  the Silver Wheaton Security does not constitute a first ranking Encumbrance over the Project Assets, subject only to Prior Ranking Permitted Encumbrances, and does not become a first ranking charge within 20 days of receipt of notice from Silver Wheaton notifying the Supplier of such default; and

(f)                                   upon the occurrence of an Insolvency Event or a Lender Event in respect of a Hudbay PMPA Entity.

11.2                        Silver Wheaton Remedies

(a)                                 If a Supplier Event of Default occurs and is continuing, Silver Wheaton shall have the right, upon written notice to the Supplier, at its option and in addition to and not in substitution for any other remedies available at law or equity, to take any or all of the following actions:

(i)                                     demand delivery by the Supplier to Silver Wheaton of any Refined Silver or Refined Gold deliverable but not yet delivered in accordance with this Agreement;

(ii)                                  terminate this Agreement by written notice to the Supplier and Parent Company and, without limiting Section 11.2(a)(i), demand all Losses suffered or incurred as a result of the occurrence of such Supplier Event of Default and termination, based on the Refined Silver and Refined Gold that would have been delivered by the Supplier to Silver Wheaton hereunder and all other amounts that would have become payable to Silver Wheaton hereunder, but for the occurrence of such Supplier Event of Default, including (without duplication) any amounts that would have become payable under Section 3.12; and based on an assumption that the Project Assets are owned and operated by a person that has the financial, operational and technical capability of a prudent owner and operator.  Upon demand from Silver Wheaton, the Supplier shall promptly pay all such amounts to Silver Wheaton or provide notice within 10 days that it disputes such amount and shall then promptly pay the amount determined upon settlement of such dispute; provided that the Supplier shall promptly pay to Silver Wheaton any amount not in dispute, and if any such notice is not provided within such 10 day period, then the Supplier will be deemed to have agreed with the Losses demanded by Silver Wheaton; and

(iii)                               enforce the Silver Wheaton Security in accordance with any Inter-Creditor Agreement.

(b)                                 The Parties hereby acknowledge and agree that: (i) Silver Wheaton will be damaged by a Supplier Event of Default; (ii) it would be impracticable or extremely difficult to fix the actual damages resulting from a Supplier Event of Default; (iii) any sums payable in accordance with Section 11.2(a)(ii) with respect to a Supplier Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 11.2(a)(ii) or with respect to a Supplier Event of Default represents a reasonable estimate of fair compensation for the Losses that may reasonably be anticipated from such Supplier Event of Default in full and final satisfaction of all amounts owed in respect of such Supplier Event of Default.

11.3                        Exceptions

Notwithstanding any other provision of this Article 11, if a Supplier Event of Default under Section 11.1(c) has occurred and is continuing, and the occurrence and continuance of any such Supplier Event of Default does not have an Adverse Impact, then Silver Wheaton shall have no right to terminate this Agreement or demand repayment of the uncredited balance of the Deposit, but it shall be entitled to other remedies available to it at law or equity.

11.4                        SW Events of Default

Each of the following events or circumstances constitutes an event of default of Silver Wheaton (each, a “SW Event of Default”):

(a)                                 Silver Wheaton fails to pay for Refined Silver or Refined Gold in accordance with Section 2.5 within 20 days of receipt of notice from the Supplier notifying Silver Wheaton of such default;

(b)                                 Silver Wheaton is in breach or default of any of its representations, warranties, covenants or obligations set forth in this Agreement (other than the representations and warranties of Silver Wheaton set forth in paragraphs 9 to 17 of Schedule G of this Agreement) or any Security Agreement in any material respect, including, for greater certainty, a breach or default in respect of any payment of the Deposit in accordance with Article 3, and such breach or default is not remedied within 30 days following delivery by the Supplier to Silver Wheaton of written notice of such breach or default, or such longer period of time as the Supplier may determine in its sole discretion; and

(c)                                  In the event the Gold Deposit is paid by the issuance and delivery of the Gold Deposit Payment Shares, Silver Wheaton is in breach or default of any of its representations and warranties set forth in paragraphs 9 to 17 of Schedule G of this Agreement.

11.5                        Supplier Remedies

If a SW Event of Default occurs and is continuing, the Supplier shall have the right, upon written notice to Silver Wheaton, at its option and in addition to and not in substitution for any other remedies available at law or equity, to suspend its delivery obligations set out in Section 2.2 and if, after the later of the Silver Deposit Reduction Date and the Gold Deposit Reduction Date such SW Event of Default has continued for more than 12 months, the Supplier also shall have the right to terminate this Agreement.  If Silver Wheaton cures the SW Event of Default in full, then the Supplier’s obligations under this Agreement shall recommence as of the date Silver Wheaton cures the SW Event of Default in full, and the Supplier shall not be obligated to sell or deliver any Refined Silver or Refined Gold to Silver Wheaton in respect of Offtaker Deliveries made during such suspension.  Notwithstanding the foregoing, if: (i) a SW Event of Default under Section 11.4(b) has occurred and is continuing, then the Supplier shall have no right to terminate this Agreement, but it shall be entitled to other remedies available to it at law or equity; and (ii) a SW Event of Default under Section 11.4(c) has occurred and is continuing, then the Supplier shall have no right to suspend its delivery obligations set out in Section 2.2 or terminate this Agreement, but it shall be entitled to other remedies available to it at law or equity.

11.6                        Indemnity

(a)                                 Each of the Parties agrees to indemnify and save harmless the other Parties and their respective affiliates and directors, officers and employees from and against any and all Losses suffered or incurred by any of the foregoing persons in connection with:

(i)                                     any inaccuracy in or default or breach of any representation or warranty of such Party contained in this Agreement;

(ii)                                  any breach or non performance by such Party of any covenant or obligation to be performed by it pursuant to this Agreement;

(iii)                               in the case of indemnification by Parent Company or the Supplier (without duplication of amounts payable in accordance with Section 11.2), a Supplier Event of Default; and

(iv)                              in the case of indemnification by Silver Wheaton (without duplication of amounts payable in accordance with Section 11.5), a SW Event of Default.

(b)                                 This Section 11.6 is a continuing obligation, separate and independent from the Parties’ other obligations and survives the termination of this Agreement.

(c)                                  Notwithstanding anything else to the contrary in this Section 11.6, in no event will either Party be liable to the other Party for any lost profits in connection with any other transaction or potential transaction or incidental, indirect, speculative, consequential, special, punitive or exemplary damages of any kind (whether based in contract, tort, including negligence, strict liability, statutes or regulations) arising out of or in connection with this Agreement; provided that in no event shall this Section 11.6(c) limit the ability of Silver Wheaton or the Supplier to seek or recover Losses suffered or incurred by it with respect to the value or change in value of past, current or future required silver and gold sales and deliveries under this Agreement.

11.7                        Disputed Reports

If Silver Wheaton disputes any invoice or report provided pursuant to Section 6.1 (each, a “Disputed Report”), then:

(a)                                 subject to the provisions of Section 6.6, Silver Wheaton shall notify the Supplier in writing of such dispute within 18 months from the date of delivery of the Disputed Report (the “Dispute Notice”) or will otherwise be deemed to have accepted it and it will be final;

(b)                                 Silver Wheaton and the Supplier shall have 30 days from the date the Dispute Notice is delivered by Silver Wheaton to resolve the dispute. If Silver Wheaton and the Supplier have not resolved the dispute within such period, then Silver Wheaton shall have the right to require the Supplier to either deliver an Auditor’s Report with respect to the subject matter of the dispute to Silver Wheaton or refer the matter to a Referee to determine and resolve the dispute following the procedures set out in Annex 1 to Schedule K; and

(c)                                  (i) the costs of the Auditor’s Report shall be paid by Silver Wheaton, unless the Auditor’s Report concludes that the Payable Silver and Payable Gold for the period covered by the Dispute Report varies by five percent or more from the number of ounces of silver and gold set out in the Dispute Report, in which event the cost of the Auditor’s Report shall be for the account of the Supplier; or (ii) the costs of the Referee, if applicable, shall be paid in accordance with the provisions in Annex 1 of Schedule K.

11.8                        Disputes

If a Dispute arises between the Parties (and for this purposes any of the Hudbay Group Entities involved in the Dispute shall be deemed to be one Party, and Silver Wheaton the other Party), including with respect to an Auditor’s Report, the Parties shall promptly and in good faith attempt to resolve such Dispute through negotiations conducted in the following manner:

(a)                                 the disputing Party shall give written notice to the other Parties to the Dispute, which notice shall include a statement of the disputing Party’s position and a summary of the arguments supporting its position;

(b)                                 within 20 days after receipt of such notice, each receiving Party shall submit a written response to the disputing Party which shall also include a statement of the receiving Party’s position and a summary of the arguments supporting its position;

(c)                                  the Chief Executive Officer, President or equivalent officer of each of the Parties to the Dispute shall meet at a mutually acceptable time and place, but in any event within 30 days after issuance of the disputing Party’s written notice to attempt to resolve the Dispute; and

(d)                                 if the Dispute has not been resolved within 10 days after such meeting, any Party may pursue all other rights and remedies available at law.

11.9                        Stage 2 Process Disputes

If a Stage 2 Process Dispute arises between the Parties (and for this purpose any of the Hudbay Group Entities involved in the Stage 2 Process Dispute shall be deemed to be one Party, and Silver Wheaton the other Party), and it has not been resolved prior to the commencement of initial production at the Mining Properties, then either Party may refer the matter to arbitration in accordance with the provisions of Annex 1 to Schedule K.

ARTICLE 12
ADDITIONAL PAYMENT TERMS

12.1                        Payments

All payments due by one Party to another under this Agreement shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the other Party in writing from time to time.

12.2                        Taxes

(a)                                 Subject to Section 12.2(b), all deliveries of Refined Silver and Refined Gold and all amounts paid hereunder shall be made without any deduction, withholding, charge or levy for or on account of any Taxes, all of which shall be for the account of the party making such delivery or payment.  If any such Taxes are so required to be deducted, withheld, charged or levied by the party making such delivery or payment, then such party shall make, in addition to such delivery or payment, such additional delivery or payment as is necessary to ensure that the net amount received by the other party entitled to delivery or payment (free and clear and net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount such other party would have received had no such deduction, withholding, charge or levy been required.  Any additional payment or delivery by a party to Silver Wheaton under this Section 12.2 shall not reduce the amount of the respective uncredited Deposit (as such amount is determined in accordance with Section 2.4).

(b)                                 Notwithstanding the foregoing, the Supplier shall not be required to provide any gross-up or additional amounts under this Section 12.2 to the extent such requirement arises because of an assignment by Silver Wheaton pursuant to Section 13.14 to an assignee, or because of a consolidation, amalgamation, merger, reorganization, change of control or similar corporate event such that the successor to Silver Wheaton is, not resident in the Cayman Islands or, with the consent of the Supplier (such consent not to be unreasonably withheld), the British Virgin Islands, Barbados, Bermuda or Bahamas or other country; provided that the Parties will co-operate in good faith so as to not adversely affect the Tax payable by another Party.

12.3                        New Tax Laws

In the event that any new Tax is implemented, or there shall occur any revision in, implementation of, amendment to or interpretation of any existing Tax, in each case that has an adverse effect on any of the Parties or any of their affiliates in respect of the transactions contemplated by this Agreement, then Parent Company and the Supplier on the one hand, and Silver Wheaton on the other hand, agree that they shall negotiate in good faith with each other to amend this Agreement so that the other Parties and their affiliates are no longer adversely affected by any such enactment, revision, implementation, amendment or interpretation, as the case may be; provided that any amendment to this Agreement shall not have any adverse effect on the Supplier and its affiliates on the one hand, and Silver Wheaton and its affiliates on the other hand.

12.4                        Interest

(a)                                 The dollar value of any Overdue Silver Ounces from time to time outstanding (such value, for the purposes of calculating interest, to be determined based on the Silver Market Price on the day silver ounces are credited to the Overdue Silver Ounces, less the Silver Market Price originally credited to the Overdue Silver Ounces for silver ounces debited to the Overdue Silver Ounces on a “first in first out” basis) shall accrue interest at the annual rate of Prime plus 4% for the first 20 days such amount is overdue and thereafter at the annual rate of Prime plus 7%.  Interest shall be calculated, compounded and paid monthly.

(b)                                 The dollar value of any Overdue Gold Ounces from time to time outstanding (such value, for the purposes of calculating interest, to be determined based on the Gold Market Price on the day gold ounces are credited to the Overdue Gold Ounces, less the Gold Market Price originally credited to the Overdue Gold Ounces for gold ounces debited to the Overdue Gold Ounces on a “first in first out” basis) shall accrue interest at the annual rate of Prime plus 4% for the first 20 days such amount is overdue and thereafter at the annual rate of Prime plus 7%.  Interest shall be calculated, compounded and paid monthly.

(c)                                  Without duplicating interest payable in accordance with Section 12.4(a) or 12.4(b), any dollar amount not paid when due shall accrue interest at the annual rate of Prime plus 4% for the first 20 days such amount is overdue and thereafter at the annual rate of Prime plus 7% commencing as of the date such amount first became past due (which shall be deemed to be the date of termination of this Agreement in the event an amount is owed as a result of Section 11.2(a)(i) and the date any Loss is first suffered or incurred in the event an amount is owed as a result of Section 11.6).  Interest shall be calculated, compounded and paid monthly.

12.5                        Set Off

Except as set out in Section 2.2(c)(ii), any dollar amount not paid when due by a Party or any Overdue Silver Ounces or Overdue Gold Ounces may be set off by the other Party against any dollar amount or

Refined Silver or Refined Gold owed to such Party by the other Party, and any amount of Refined Silver or Refined Gold set off and withheld against any non-payment by a Party shall be valued at the Silver Market Price or the Gold Market Price, as applicable, as of the date that such amount of Refined Silver or Refined Gold first became payable to such Party.  Any dollar amount set off and withheld in accordance herewith against any Overdue Silver Ounces or Overdue Gold Ounces shall result in a reduction to the Overdue Silver Ounces or Overdue Gold Ounces, as applicable, by that number of ounces equal to the dollar amount set off divided by the Silver Market Price or the Gold Market Price, as applicable, as of the day such dollar amount first became payable.

ARTICLE 13
GENERAL

13.1                        Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

13.2                        No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between Silver Wheaton and the Supplier and Parent Company.

13.3                        Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws).  The courts of the Province of Ontario shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement.  The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

13.4                        Time

Time is of the essence in this Agreement.

13.5                        Costs and Expenses

All costs and expenses incurred by a Party shall be for its own account.

13.6                        Survival

Without limiting any other provision of this Agreement, the following provisions shall survive termination of this Agreement: Sections 3.10, 3.12, 6.5, 11.2, 11.3, 11.5, 11.6, 11.7, 11.8, 11.9, 12.2, 12.4, and 12.5 and such other provisions of this Agreement as are required to give effect thereto.

13.7                        Invalidity

If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion. It is hereby declared to be the intention of the Parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

13.8                        Notices

Any notice or other communication (in each case, a “notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

(a)                                 If to the Supplier or Parent Company to:

Hudbay (BVI) Inc.

and

HudBay Minerals Inc.
25 York Street, Suite 800
Toronto, ON  M5J 2V5

Attention:  Vice President, Legal
Fax:  416-362-9688

with a copy to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, ON  M5H 2S7

Attention:  Jonathan Lampe/Kari MacKay
Fax:  416-979-1234

(b)                                 If to Silver Wheaton, to:

Silver Wheaton (Caymans) Ltd.
Governors Square, 2nd Floor
Unit #5 — 201, 23 Lime Tree Bay Avenue
PO Box 1791 GT
Grand Cayman, Cayman Islands
KY1-1109

Attention:  President
Fax:  345-946-6448

with a copy to:

Silver Wheaton Corp.
Park Place, Suite 3150
666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention:  Senior Vice President, Legal and Corporate Secretary
Fax:  604-684-3123

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

13.9                        Press Releases

The Parties shall jointly plan and co-ordinate, and shall cause their respective affiliates to jointly plan and co-ordinate, any public notices, press releases, and any other publicity concerning the execution of this Agreement.

13.10                 Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

13.11                 Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

13.12                 Entire Agreement

This Agreement amends, restates, consolidates and supplements certain provisions of the Original Agreement and the Side Letter Agreements, and constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto (including the Side Letter Agreements).

13.13                 Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right.  No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

13.14                 Assignment

(a)                                 This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

(b)                                 Except as permitted in this Agreement, Parent Company and the Supplier shall not Transfer all or any part of this Agreement without the prior written consent of Silver Wheaton, such consent not to be unreasonably withheld or delayed.

(c)                                  Parent Company and the Supplier shall not grant or allow to exist an Encumbrance in respect of this Agreement in favour of any Secured Party unless the Secured Party complies with Sections 7.8 or 8.3.

(d)                                 Silver Wheaton shall be entitled at any time and from time to time to Transfer all or any part of this Agreement without the prior written consent of the other Parties once the Deposit has been paid in full.  Silver Wheaton shall be entitled at any time and from time to time to grant or allow to exist an Encumbrance in respect of this Agreement in favour of its lenders.

13.15                 Unenforceability

If a provision of this Agreement is invalid or unenforceable in a jurisdiction:

(a)                                 it is to be read down or severed in that jurisdiction to the extent of the invalidity or unenforceability; and

(b)                                 that fact does not affect the validity or enforceability of that provision in another jurisdiction or the remaining provisions.

13.16                 Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Parties have executed this Amended and Restated Precious Metals Purchase Agreement as of the day and year first written above.

SILVER WHEATON (CAYMANS) LTD.

By:
Name:
Title:

HUDBAY (BVI) INC.		HUDBAY MINERALS INC.

By:		By:
	Name:		Name:
	Title:		Title:

This is Schedule A to the Amended and Restated Precious Metals Purchase Agreement
 between Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc. and
Hudbay Minerals Inc. dated November 4, 2013

Mining Properties

Concession	Area (Ha)
CONSTANCIAS 8	900
CONSTANCIAS 13	1000
SANTIAGO 5	1000
SANTIAGO 4	600
SANTIAGO APOSTOL I	1000
KATANGA J	400
KATANGA K	300
KATANGA Q	150.0144
PETA 5	934.5248
PETA 6	1000.001
PETA 7	351.7046
PETA 17	49.0544
CONSTANCIAS 8	900
CONSTANCIAS 13	1000
SANTIAGO 3	800

This is Schedule B to the Amended and Restated Precious Metals Purchase Agreement
 between Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc. and
Hudbay Minerals Inc. dated November 4, 2013

Map of the Mining Properties

This is Schedule C to the Amended and Restated Precious Metals Purchase Agreement
between Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc. and
Hudbay Minerals Inc. dated November 4, 2013

Determination of Payable Gold and Payable Silver

Form	Part A – Payable Gold	Part B – Payable Silver
Copper Concentrate

With respect to any Offtaker Delivery occurring on or prior to the date on which the Committed Ounces have been delivered by Supplier to Silver Wheaton: (i) if the grams of Deemed Gold per tonne of concentrate is less than 5 g/t, 90% of the Deemed Gold in the copper concentrate and (ii)  if the grams of Deemed Gold per tonne of concentrate is equal to or greater than 5 g/t, 95% of the Deemed Gold in the copper concentrate.

With respect to any Offtaker Delivery occurring after the Committed Ounces have been delivered by Supplier to Silver Wheaton and on or prior to the date on which an additional 10,000 ounces of Refined Gold have been delivered by Supplier to Silver Wheaton: (i) if the grams of Produced Gold per tonne of concentrate is less than 5 g/t, 90% of the Produced Gold in the copper concentrate and (ii) if the grams of Produced Gold per tonne of concentrate is equal to or greater than 5 g/t, 95% of the Produced Gold in the copper concentrate.

With respect to any Offtaker Delivery occurring after the date on which the Committed Ounces plus 10,000 ounces of Refined Gold have been delivered by Supplier to Silver Wheaton: (i) if the grams of Produced Gold per tonne of concentrate is less than 1g/t, the amount, if any, payable to the Supplier by the Offtaker to whom the Offtaker Delivery was made, (ii) if the grams of Produced Gold per tonne of concentrate is equal to or greater than 1g/t but less than 5g/t, 90% of the Produced Gold in the copper concentrate and (iii) if the grams of Produced Gold per tonne of concentrate is equal to or greater than 5g/t, 95% of the Produced Gold in the copper concentrate.

The lesser of (i) 97% of Produced Silver in the copper concentrate; and (ii) Produced Silver less 20 grams per dry metric tonne

Zinc Concentrate

With respect to any Offtaker Delivery occurring on or prior to the date on which the Committed Ounces have been delivered by Supplier to Silver Wheaton: (i) if the grams of Deemed Gold per tonne of concentrate is less than 5 g/t, 90% of the Deemed Gold in the zinc concentrate and (ii) if

The silver in the zinc concentrate, less 3 ounces per dry metric tonne of the zinc concentrate, all multiplied by 70%

Form	Part A – Payable Gold	Part B – Payable Silver

the grams of Deemed Gold per tonne of concentrate is equal to or greater than 5 g/t, 95% of the Deemed Gold in the zinc concentrate.

With respect to any Offtaker Delivery occurring after the Committed Ounces have been delivered by Supplier to Silver Wheaton and on or prior to the date on which an additional 10,000 ounces of Refined Gold have been delivered by Supplier to Silver Wheaton: (i) if the grams of Produced Gold per tonne of concentrate is less than 5 g/t, 90% of the Produced Gold in the zinc concentrate and (ii) if the grams of Produced Gold per tonne of concentrate is equal to or greater than 5 g/t, 95% of the Produced Gold in the zinc concentrate.

With respect to any Offtaker Delivery occurring after the date on which the Committed Ounces plus 10,000 ounces of Refined Gold have been delivered by Supplier to Silver Wheaton: (i) if the grams of Produced Gold per tonne of concentrate is less than 1g/t, the amount, if any, payable to the Supplier by the Offtaker to whom the Offtaker Delivery was made, (ii) if the grams of Produced Gold per tonne of concentrate is greater than 1g/t but less than 5g/t, 90% of the Produced Gold in the zinc concentrate and (iii) if the grams of Produced Gold per tonne of concentrate is equal to or greater than 5g/t, 95% of the Produced Gold in the zinc concentrate.

Doré Bars	99% of the gold in the doré bars	99% of the silver in the doré bars

Other	100% of any other product containing gold	100% of any other product containing silver

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This is Schedule D to the Amended and Restated Precious Metals Purchase Agreement
between Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc. and
Hudbay Minerals Inc. dated November 4, 2013

Capacity Related Refund Calculation

[Redacted – Commercially sensitive information] [Calculation consideration].

This is Schedule E to the Amended and Restated Precious Metals Purchase Agreement
between Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc. and
Hudbay Minerals Inc. dated November 4, 2013

Corporate Structure and Organization Chart

* 6502873 Canada Inc. (a wholly-owned subsidiary of HudBay Minerals Inc.) owns 0.02% in HudBay Peru SAC.

This is Schedule F to the Amended and Restated Precious Metals Purchase Agreement
between Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc. and
Hudbay Minerals Inc. dated November 4, 2013

Representations and Warranties of the Supplier and Parent Company

1.                                      Parent Company is a company duly amalgamated and validly existing under the federal laws Canada and is up to date in all material respects with filings required by law.  The Supplier is a company duly incorporated and validly existing under the laws of British Virgin Islands and is up to date in all material respects with filings required by law.  The Owner is a company duly incorporated and validly existing under the laws of Peru and is up to date in all material respects with filings required by law.

2.                                      All requisite corporate acts and proceedings have been done and taken by each of the Supplier and Parent Company, including obtaining all requisite board of directors’ approval, with respect to the entering into of this Agreement and performing each of their obligations hereunder.

3.                                      Each of the Supplier and Parent Company has the requisite corporate power, capacity and authority to enter into this Agreement, and to perform each of their obligations hereunder.

4.                                      This Agreement and the exercise of each of the Supplier and Parent Company’s rights and performance of their obligations hereunder do not and will not (a) conflict with any agreement, mortgage, bond or other instrument to which the Supplier or Parent Company is a party or which is binding on their assets, (b) conflict with the constating or constitutive documents of the Supplier or Parent Company, or (c) in any material respect, conflict with or violate any applicable law.

5.                                      Except with respect to the Approvals required to be obtained under the 2010 Credit Facilities, the Supplier and Parent Company have obtained all Approvals required to be obtained by the Supplier or Parent Company in connection with the execution and delivery by the Supplier or Parent Company of this Agreement.

6.                                      This Agreement has been duly and validly executed and delivered by each of the Supplier and Parent Company and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

7.                                      Neither the Supplier nor Parent Company has suffered an Insolvency Event or Lender Event that is continuing or is aware of any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing.

8.                                      The corporate structure and organization chart of Parent Company attached hereto as Schedule E accurately reflects, as of the Effective Date, the direct and indirect equity ownership interest of Parent Company in the Hudbay PMPA Entities.

9.                                      The Mining Properties are sufficient to develop and operate a mine in accordance with the Development Plan and Engineering Documentation.

10.                               The Owner is the registered or recorded owner of a 100% legal and beneficial right, title and interest in and to the Mining Properties and the Mineral Processing Facility and, in all material respects, Project Assets that are not leased, with good and marketable title thereto free and clear of all Encumbrances other than the Permitted Encumbrances.  To the knowledge of the Supplier and Parent Company, the Owner’s right, title and interest in and to the Mining Properties is not subject to claims of native or indigenous title or other adverse claims (including any expropriation proceeding) and neither has received notice of any such actual or potential claim, except such claims as in the aggregate would not be reasonably expected to have an Adverse Impact.

11.                               The map attached hereto as Schedule B depicts the location of the Mining Properties with reasonable accuracy.  The Mining Properties set forth in Schedule A constitute all of the mining rights, tenements, concessions and other interests, whether created privately or through the actions of any Governmental Authority, that are located within the boundaries set forth in Schedule B as being the “Claims of Interest” and in which any Hudbay Group Entity has any right, title or interest.

12.                               No person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Mining Properties or the silver and gold produced from the Mining Properties and, other than in respect of the Permitted Encumbrances, no person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Produced Silver or Produced Gold.

13.                               The Supplier has paid, all material Taxes, fees, assessments, rents or other amounts owed in respect of the Mining Properties, including all Taxes, fees, assessments, rents or other amounts to keep the Mining Properties in good standing.

14.                               There are no outstanding, pending or, to the knowledge of Parent Company or the Supplier, threatened, actions, suits, proceedings, investigations or claims affecting, or pertaining in any respect to, the Project Assets except as would not reasonably be expected to have an Adverse Impact.

15.                               None of the Supplier, Parent Company, Owner or the Project Assets is subject to any outstanding judgment, order, writ, injunction or decree that has or would reasonably be expected to have an Adverse Impact.

16.                               All material made available to Silver Wheaton by the Supplier and Parent Company as of execution of the Original Agreement, which materials are those in Parent Company’s electronic data room as at August 3, 2012 relating to the mineralization or potential mineralization of the Mining Properties, is true and correct in all material respects as at the date of such material and such materials do not omit any material information reasonably necessary to make all such material not misleading as of August 3, 2012.

17.                               All material Approvals necessary for the construction, development or acquisition of the Project Assets, as contemplated by the Development Plan and Engineering Documentation have either been obtained and received by the Owner and continue to be in place without challenge or appeal, to the extent reasonably considered necessary or appropriate given the current stage of development and construction of the Project Assets, or are expected to be obtained in the ordinary course of business by the time they are necessary, except as would not reasonably be expected to have an Adverse Impact.

18.                               There are not current or pending negotiations with respect to the renewal termination or material amendment of any Material Contracts.  All Material Contracts are in full force and effect and each Hudbay PMPA Entity that is a party to a Material Contract is entitled to all rights and benefits thereunder and has not waived any such rights, except as would not reasonably be expected to have an Adverse Impact.  Each Hudbay PMPA Entity that is a party to a Material Contract is not in breach of or default under, and there exists no event, condition or occurrence

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which, after notice or lapse of time or both, would constitute a breach of or default under, any Material Contract, except as would not reasonably be expected to have an Adverse Impact.

19.                               As of execution of the Original Agreement, the Hudbay Group Entities have incurred Project Costs of $91,100,000 between January 1, 2012 and June 30, 2012, as part of the total capital expenditures required to fund development, construction and acquisition of the Project Assets in accordance with the Development Plan.

20.                               Each of the Supplier and Parent Company enter into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

21.                               The Supplier and Parent Company have made available to Silver Wheaton prior to the date of this Agreement all material information in the control or possession of any Hudbay Group Entity relating to the Mining Properties, including the Project Assets and the mineralization or potential mineralization of the Mining Properties, the most current life of mine plans, production and plant statistics, cost estimates, supporting drill hole data bases and block models in respect of each of the Mining Properties (collectively, the “Mine Data”), and all such Mine Data has been prepared in good faith and does not contain any information that is misleading or untrue, or omit to include any information that is necessary to make any information contained in such Mine Data not misleading or untrue, except as would have a nominal or insignificant impact.

22.                               None of the foregoing representations contains any untrue statement of a material fact or omits to state any material fact necessary to make any such statement of representation not misleading with respect to the transactions contemplated herein. To the knowledge of Parent Company, there are no facts not disclosed in this Agreement or in the Mine Data which, if learned by Silver Wheaton, might reasonably be expected to materially diminish Silver Wheaton’s evaluation of the transactions contemplated herein or which, if learned by Silver Wheaton, might reasonably be expected to deter Silver Wheaton from completing the transactions contemplated by this Agreement on the terms of this Agreement.

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This is Schedule G to the Amended and Restated Precious Metals Purchase Agreement
between Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc. and
Hudbay Minerals Inc. dated November 4, 2013

Representations and Warranties of Silver Wheaton

1.                                      It is a company duly incorporated and validly existing under the laws of the Cayman Islands and is up to date in all material respects with filings required by law;

2.                                      All requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approval, with respect to entering into this Agreement and performing its obligations hereunder, including, if applicable, the issue and delivery of the Gold Deposit Payment Shares;

3.                                      It has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder;

4.                                      This Agreement and the exercise of its rights and performance of its obligations hereunder, including, if applicable, the issue and delivery of the Gold Deposit Payment Shares, do not and will not (a) conflict with any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (b) conflict with its constating or constitutive documents, or (c) in any material respect, conflict with or violate any applicable law;

5.                                      Subject to the Approval of the Toronto Stock Exchange and the New York Stock Exchange (hereafter referred to as the “Exchanges”), Silver Wheaton has obtained all Approvals required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby, including the delivery of the Gold Deposit Shares;

6.                                      This Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of Silver Wheaton, enforceable against it in accordance with its terms;

7.                                      It has not suffered an Insolvency Event that is continuing and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing;

8.                                      It enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person;

9.                                      The issue of up to 7,000,000 of the Gold Deposit Payment Shares has been approved by all necessary corporate actions of Silver Wheaton Corp. and the Gold Deposit Payment Shares will, if applicable, upon issue, delivery and payment therefor, be validly issued as fully paid and non-assessable common shares of Silver Wheaton Corp.;

10.                               As of the date of execution of this Agreement, the authorized capital of Silver Wheaton Corp. consists of an unlimited number of common shares, of which 357,387,478 are issued and outstanding. All of Silver Wheaton Corp.’s issued and outstanding common shares have been duly authorized, are validly issued and outstanding, and are fully paid and non-assessable;

11.                               As of the date of execution of this Agreement, other than options granted to employees in the ordinary course, there are no outstanding (i) securities, notes or instruments convertible into or exercisable for any of the capital stock or other equity interests of Silver Wheaton Corp. or its subsidiaries; (ii) options, warrants, subscriptions or other rights to acquire unissued capital stock or other unissued equity interests of Silver Wheaton Corp. or its subsidiaries, other than as publicly disclosed;

12.                               As of the date of execution of this Agreement, the common shares of Silver Wheaton Corp. are listed and posted for trading on the Exchanges and, if and when issued, the Gold Deposit Payment Shares will be approved for listing by both Exchanges;

13.                               As of the date of execution of this Agreement, Silver Wheaton Corp. is a reporting issuer in all the provinces of Canada and is not in default in any material respect of any requirement of the securities legislation of the foregoing jurisdictions or the United States;

14.                               As of the date of execution of this Agreement, Silver Wheaton Corp. has filed all material documents and information required to be filed by it under applicable securities legislation of Canada, the United States and any other provinces, states or localities of any of the foregoing, or any rules, regulations or published policies promulgated thereunder (the “Securities Laws”) or with the Exchanges (all such documents filed prior to the date of execution of this Agreement, the “Public Disclosure Documents”) since January 1, 2012.  As of the effective date of such Public Disclosure Documents, to the knowledge of Silver Wheaton,  none of the Public Disclosure Documents contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being acknowledged that if there is any inconsistency between two or more documents comprising the Public Disclosure Documents regard shall be had to the last filed document. All of the Public Disclosure Documents, as of their respective effective dates (and as of the effective dates of any amendments thereto), complied as to both form and, to the knowledge of Silver Wheaton, content in all material respects with the requirements of applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities.  Silver Wheaton Corp. has not filed any confidential material change report with any securities regulatory authority that at the date of execution of this Agreement remains confidential.  There is no material adverse change concerning Silver Wheaton Corp. which has not been disclosed in the Public Disclosure Documents filed on or before the date of execution of this Agreement;

15.                               Each of Silver Wheaton Corp.’s audited consolidated balance sheet and related consolidated statements of operations and deficit, income, cash flows and changes in shareholders’ equity (including the related notes) as of and for the years ended December 31, 2012 and December 31, 2011 and each of Silver Wheaton Corp.’s unaudited consolidated balance sheet and related consolidated statements of operations and deficit, income, cash flows and changes in shareholders’ equity (including the related notes) as of March 31, 2013, and June 30, 2013, all as contained in the Public Disclosure Documents (i) present fairly in all material respects the financial position of Silver Wheaton Corp. and its subsidiaries on a consolidated basis as of the dates thereof and the results of operations, cash flows and shareholders’ equity as of and for each of the periods then ended, and (ii) were prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods involved, in each case, except as otherwise indicated in the notes thereto;

16.                               As at the date of execution of this Agreement, Silver Wheaton Corp. is not a party to any actions, suits or proceedings which could materially adversely affect its business or financial condition, and, to the best of Silver Wheaton’s knowledge no such actions, suits or proceedings have been threatened as at the date of execution of this Agreement; and

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17.                               As of the date of execution of this Agreement, no order ceasing or suspending trading in the securities of Silver Wheaton Corp. nor prohibiting sale of such securities has been issued against Silver Wheaton Corp. and to the best of Silver Wheaton’s knowledge no investigations or proceedings for such purposes are pending or threatened as at the date of execution of this Agreement.

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This is Schedule H to the Amended and Restated Precious Metals Purchase Agreement
between Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc. and
Hudbay Minerals Inc. dated November 4, 2013

Inter-creditor Terms

[Redacted – Commercially sensitive information] [Agreement to terms and conditions].

ANNEX 1

RULES OF ARBITRATION – SCHEDULE H

[Redacted — Commercially sensitive information] [Agreement to terms and conditions]

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This is Schedule I to the Amended and Restated Precious Metals Purchase Agreement
between Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc. and
Hudbay Minerals Inc. dated November 4, 2013

Amended Security Agreements

1.                                      Conditional Credit Assignment Agreement between 6502873 Canada Inc and Silver Wheaton with the participation of Hudbay, dated 11 January 2013,.

2.                                      Inventory Pledge Agreement between Hudbay, Silver Wheaton and La Fiduciaria dated 11 January 2013.

3.                                      Machinery, Equipment and Other Personal Property Pledge Agreement between Hudbay, Silver Wheaton and La Fiduciaria, dated 11 January 2013, including any amendments required to subordinate Silver Wheaton’s security interest in the equipment covered by the Equipment Financing Facility to that of Caterpillar Leasing Chile S.A., provided that such subordination shall only affect the equipment covered by the Equipment Financing Facility.

4.                                      Mining Concessions and Other Rights Mortgage Agreement between Hudbay and Silver Wheaton, dated 11 January 2013.

5.                                      Real Property Mortgage Agreement between Hudbay and Silver Wheaton, dated 11 January 2013.

6.                                      Accounts Pledge Agreement between Hudbay, Silver Wheaton and La Fiduciaria, dated 13 June 2013.

General Amendments

7.                                      Modifications of the Lien Maximum Amount: pursuant to Peruvian law a maximum lien amount is required in both mortgages and pledges. In the applicable Security Documents (mortgages and pledges) such amount was set at US$ 350 MM. Considering the new secured obligations to be provided on the Amended and Restated SPA such amount should be adjusted accordingly.

8.                                      Amend definition of “SPA” in the Security Documents to include a reference to the Amended and Restated Precious Metals Agreement; and, (ii) include the complete list of Security Documents in the definition of Security Documents (considering that new security documents such as the Accounts Pledge Agreements and the Conditional Assignment and Step In Agreement have been recently entered into and are not expressly mentioned in such definition).

This is Schedule J to the Amended and Restated Precious Metals Purchase Agreement
between Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc. and
Hudbay Minerals Inc. dated November 4, 2013

Excepted Surface Lands

[Redacted — Commercially sensitive information] [Agreement to terms and conditions]

This is Schedule K to the Amended and Restated Precious Metals Purchase Agreement
between Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc. and
Hudbay Minerals Inc. dated November 4, 2013

Calculation of Constancia Feed Gold and Pampacancha Feed Gold

[Redacted — Commercially sensitive information] [Calculation consideration.]

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ANNEX 1 TO SCHEDULE K
RULES OF ARBITRATION — STAGE 2 PROCESS DISPUTE

The following sets forth the expedited procedures that must be followed in connection with any Stage 2 Process Dispute (as hereinafter defined).  Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the Agreement.

[Redacted — Commercially sensitive information] [Agreement to terms and conditions.]

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This is Schedule L to the Amended and Restated Precious Metals Purchase Agreement
between Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc. and
Hudbay Minerals Inc. dated November 4, 2013

RULES OF ARBITRATION IN RESPECT OF DISPUTED REPORTS

The following sets forth the procedures that must be followed in connection with a dispute by Silver Wheaton of any invoice or report provided by Supplier as provided in Section 11.7 of the Agreement.  Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the Agreement.

[Redacted — Commercially sensitive information] [Agreement to terms and conditions.]

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